UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SUNTERRA CORPORATION

(Name of Subject Company)

SUNTERRA CORPORATION

(Names of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

86787D208

(CUSIP Number of Class of Securities)

Frederick C. Bauman

Sunterra Corporation

3865 W. Cheyenne Ave.

North Las Vegas, Nevada 89032

Telephone: (702) 804-8600

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the person(s) filing statement)

WITH COPIES TO:

D. Gilbert Friedlander, Esq.

Michael A. Saslaw, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court

Suite 300

Dallas, Texas 75201

Telephone: (214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.    The name of the subject company is Sunterra Corporation, a Maryland corporation (“Sunterra” or the “Company”). Sunterra’s principal executive offices are located at 3865 W. Cheyenne Ave., North Las Vegas, Nevada, 89032, and its phone number is (702) 804-8600.

Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Schedule 14D-9”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Sunterra. As of March 14, 2007, there were 20,139,733 shares of Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.    The name, business address and business telephone number of Sunterra, which is the subject company and person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

Tender Offer.    This Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated March 16, 2007 (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”), by Diamond Resorts, LLC, a Nevada corporation (“Diamond Resorts”), DR Resorts Holdings, LLC (“Parent”) and DRS Acquisition Corp. (“Purchaser”), a Maryland corporation and a wholly owned subsidiary of Parent and a controlled affiliate of Diamond Resorts, to purchase all of the issued and outstanding shares (the “Shares”) of Common Stock for an amount equal to $16.00 per share (the “Offer Price”), net to each seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, and are incorporated herein by reference in their entirety.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 9, 2007, among Diamond Resorts, Purchaser and Sunterra (the “Merger Agreement”). The Offer will be subject to a number of conditions, including the stockholders having validly tendered (and not properly withdrawn), prior to the expiration of the Offer, a minimum number of Shares, which when taken together with Shares previously owned by Diamond Resorts and its affiliates and the top-up shares (as described below), represent a sufficient number of shares of Common Stock to effect a short-form merger under the Maryland General Corporation Law, as amended (the “MGCL”) (the “Minimum Condition”). Since the date of the Merger Agreement, Diamond Resorts has assigned and designated its rights and obligations to Parent, although Diamond Resorts remains responsible for all of its obligations.

Subject to the rights of the parties to terminate the Merger Agreement, Purchaser may be obligated to purchase the top-up shares, an additional number of shares of newly issued Common Stock required to obtain the Minimum Condition. This obligation is triggered in the event that the number of shares validly tendered when taken together with those shares held by Diamond Resorts and its affiliates equals at least 80% of the shares of Common Stock issued and outstanding immediately prior to the acceptance of Shares for payment in the Offer. Sunterra may, at its option, reduce the 80% threshold up to the extent of the authorized and unissued shares.

Following the completion of the Offer, the Merger Agreement provides that subject to the terms and conditions therein, Purchaser will merge with and into Sunterra (the “Merger”), and Sunterra will be the surviving corporation in the Merger (the “Surviving Corporation”). In the Merger, each outstanding Share not tendered in the Offer (other than Shares held by (i) Sunterra, (ii) Diamond Resorts or its affiliates, or (iii) stockholders who are entitled to and have properly exercised their dissenters’ rights under the MGCL), will be cancelled and converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest. The Merger Agreement is summarized in Purchaser’s Offer to Purchase.

The Schedule TO states that the principal executive office of Purchaser is located at 3745 Las Vegas Blvd. South, Las Vegas, Nevada 89109.

PLEASE NOTE THAT THIS SCHEDULE 14D-9 CONSTITUTES NOTICE OF THE MERGER UNDER THE MARYLAND GENERAL CORPORATION LAW.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of Sunterra, as of the date of this Schedule 14D-9 there exists no material contract agreement, arrangement or understanding relevant to the Offer, the Merger or the Merger Agreement, or any actual or potential conflict of interest, between Sunterra or any of its affiliates and (a) Sunterra’s executive officers, directors or any of their affiliates or (b) Diamond Resorts, Purchaser or any of their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company

Certain of Sunterra’s executive officers and directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to or different from the interests of Sunterra’s stockholders. The Board of Directors of Sunterra was aware of these interests, and considered them among other matters in approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. As described below, the consummation of the transactions contemplated by the Merger Agreement will constitute a change of control of Sunterra for purposes of determining whether Sunterra directors and executive officers are entitled to certain benefits.

Employment, Severance and Change of Control Agreements with Current Executive Officers

Sunterra has previously entered into agreements with entities providing interim management services to the Company, including the services of certain of its executive officers, as well as employment agreements and change of control agreements with certain of its other executive officers, that provide for incentive fees or severance payments under certain circumstances with respect to a change of control of the Company.

Interim Management Agreements.    James Weissenborn’s and Steven Varner’s service as the Company’s Interim President and Chief Executive Officer and Interim Chief Operating Officer, respectively, are pursuant to management services agreements with Mackinac Partners LLC (“Mackinac”) and Alvarez and Marsal LLC (“A&M”), respectively. Mr. Weissenborn has served as the Managing Partner and President of Mackinac since 1999, and C. Alan Bentley, the Interim Chief Operating Officer of Sunterra Europe, has served as a Partner at Mackinac since January 2002. Mr. Varner has served as Managing Director with A&M since October 2003.

Under the agreements with respect to Messrs. Weissenborn’s and Varner’s services, Mackinac and A&M are entitled to earn incentive fees under certain circumstances, including upon a change of control which occurs during the term of its agreement or prior to the six-month anniversary of the termination of its agreement (unless Mackinac or A&M terminates its agreement without good reason or Sunterra terminates such agreement for cause) and pursuant to which the price per share of Common Stock to be received by the Company’s stockholders equals or exceeds certain stock price thresholds. The incentive fee can be paid in cash or in shares of Common Stock, at the Company’s election. Mackinac and A&M may not receive an incentive fee upon a change of control if either Mackinac or A&M previously received an incentive fee under its agreement as a result of Sunterra’s stock price having, for a specified period, maintained a trading price equal to or greater than the price per share to be received upon such change of control.

Upon the consummation of the Offer, and assuming no previous incentive fee has been paid, Mackinac will be entitled to receive an incentive fee in cash of $480,000 and A&M will be entitled to receive an incentive fee in cash of $288,000. If the Common Stock trades over $15.00 for at least 15 consecutive trading days prior to the consummation of the Offer, Mackinac and A&M will be entitled to a fee of at least $225,000 and $135,000, respectively, whether or not the Offer is actually consummated; provided that such amounts would be included in, and not be in addition to, the incentive fees entitled to be earned upon the consummation of the Offer.

The above-referenced agreements were approved by the Compensation Committee of Sunterra’s Board. These agreements are attached to this Schedule 14D-9 as Exhibits (e)(8), (e)(9) and (e)(10), respectively, and each is incorporated herein by reference.

Employment and Severance Agreements with Other Executive Officers.    The Company previously entered into retention agreements with Frederick C. Bauman, the Vice President, General Counsel and Secretary of the Company; Robert A. Krawczyk, the Senior Vice President and Chief Financial Officer of the Company; and Derek Kanoa, Senior Vice President of the Company and President of Resort Marketing International, Inc., which provide for severance payments and other benefits to such executive in the event the executive is terminated without cause, or the executive terminates his employment for good reason at any time during the 18 months following a change of control (and under certain circumstances if one of these termination events occurs within the six-month period prior to the change of control). If any payments or distributions made by us to these executives as a result of a change of control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we will make an additional “gross-up” payment to the executive, such that the executive would retain the same amount, net of all taxes, that he would have retained had the excise tax not been triggered. In addition, the Company is also party to an employment agreement which provides for Mr. Bauman to receive a continuance of salary for six months and other benefits if Mr. Bauman is terminated without cause or terminates for good reason following a change of control. Mr. Bauman will receive the greater of the severance amounts provided by his retention and employment agreements.

If Mr. Bauman, Mr. Krawczyk or Mr. Kanoa is in fact terminated without cause or terminates for good reason within 18 months following the completion of the Offer, (i) Mr. Bauman would receive $341,250 of salary and target bonus to be paid in equal installments over one year, plus a lump sum pro rata bonus payment up to a maximum of $78,750; (ii) Mr. Krawczyk would receive $450,000 of salary and target bonus to be paid in equal installments over one year, plus a lump sum pro rata bonus payment up to a maximum of $150,000; and (iii) Mr. Kanoa would receive $600,000 of salary and target bonus to be paid in equal installments over one year, plus a lump sum pro rata bonus payment up to a maximum of $25,000. In addition, each of Messrs. Bauman, Krawczyk and Kanoa would be entitled to continuation of medical, dental and life insurance benefits (reduced to the extent provided by any subsequent employer) at active-employee rates for one year.

The above agreements were approved by the Compensation Committee of Sunterra’s Board.

The form of retention agreement and Mr. Bauman’s employment agreement are attached to this Schedule 14D-9 as Exhibits (e)(11) and (e)(12), and each is incorporated herein by reference.

Retention Bonuses

The Compensation Committee of Sunterra’s Board has also approved the award of cash retention bonuses for certain employees, including for Messrs. Bauman, Krawczyk and Kanoa. Under these awards, Mr. Bauman is eligible to receive a total of $100,000 and Mr. Krawczyk is eligible to receive a total of $50,000, each to be paid 20% on March 30, 2007; 10% on the last business day of each of June, September and December 2007; and 50% on March 31, 2008. As a result of the announcement of the Offer, Mr. Kanoa is eligible to receive a total of $300,000, to be paid according to the same schedule as the awards for Messrs. Bauman and Krawczyk. Neither Mr. Bauman, Mr. Krawczyk or Mr. Kanoa will receive any of these amounts after such individual’s employment is terminated for cause, but will receive all of these amounts, in accordance with the above schedule, in the event that his employment is terminated involuntarily other than for cause, including upon a change of control. The award also provides that stock options and restricted stock held by Messrs. Bauman, Krawczyk and Kanoa will vest immediately upon a change of control. The forms of retention bonus letter pursuant to this program are attached as Exhibits (e)(13) and (e)(14), respectively, and are incorporated herein by reference.

Effect of the Offer and the Merger on Sunterra’s Equity Compensation Plans

The Merger Agreement provides that at the effective time of the Merger, each outstanding Sunterra stock option (other than options issued under the UK subplan to the 2002 Stock Incentive Plan), whether vested or unvested, will be cancelled in exchange for a payment to the holder thereof of an amount in cash equal to the amount, if any, by which the Offer Price exceeds the exercise price of such stock option. All outstanding shares of restricted stock will become fully vested (subject to completion of the Offer) and tendered in the Offer. To the extent required, these actions have been approved by the Compensation Committee of Sunterra’s Board.

As of the date of this Schedule 14D-9, Sunterra’s current directors and executive officers hold the number of outstanding equity awards set forth on the table below:

Name	Vested Options		Unvested Options	Vested Restricted Shares	Unvested Restricted Shares
Charles F. Willes	21,250	(1)	—	10,851	—
Olof S. Nelson	3,750	(2)	—	10,851	—
James H. Dickerson, Jr.	3,750	(2)	—	10,851	—
James A. Weissenborn	3,750	(2)	—	7,321	—
John D. Ziegelman	—		—	3,530	—
Nicholas J. Benson	—		—	13,791	—
Robert A. Krawczyk	—		—	1,104	26,500
C. Alan Bentley	—		—	—	—
Derek Kanoa	20,000	(3)	—	1,608	2,500
Frederick C. Bauman	70,000	(3)	—	5,150	7,000
Steven Varner	—		—	—	—
Keith A. Maib	—		—	—	—

(1)	Consists of 17,500 options at an exercise price of $15.25 per share; 1,875 options at an exercise price of $12.74 per share; and 1,875 shares at an exercise price of $9.11 per share.
(2)	Consists of 1,875 options at an exercise price of $12.74 per share and 1,875 options at an exercise price of $9.11 per share.
(3)	Consists of options with an exercise price of $15.25 per share.

The amounts to be received by Sunterra’s current directors and executive officers in the Merger with respect to the above equity awards are set forth in the table below:

Name	Net $ to be Received for Vested Options	Net $ to be Received for Unvested Options	Total $ to be Received for Vested Restricted Shares	Total $ to be Received for Unvested Restricted Shares	Total $ to be Received for Options and Restricted Shares
Charles F. Willes	$32,156	$—	$173,616	$—	$205,772
Olof S. Nelson	19,031	—	173,616	—	192,647
James H. Dickerson, Jr.	19,031	—	173,616	—	192,647
James A. Weissenborn	19,031	—	117,136	—	136,167
John D. Ziegelman	—	—	56,480	—	56,480
Nicholas J. Benson	—	—	220,656	—	220,656
Robert A Krawczyk	—	—	17,664	424,000	441,664
C. Alan Bentley	—	—	—	—	—
Derek Kanoa	15,000	—	25,728	40,000	80,728
Frederick C. Bauman	52,500	—	82,400	112,000	246,900
Steven Varner	—	—	—	—	—
Keith A. Maib	—	—	—	—	—

Directors’ and Officers’ Indemnification and Insurance.

Section 4-218(c) of the MGCL permits a Maryland corporation to indemnify any director made a party to a proceeding due to his or her service as a director of the corporation, unless (i) the act or omission of the director was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Sunterra has purchased directors and officers liability insurance, which provides coverage against specified liabilities.

The Company’s Charter provides further that the Company will be obligated to indemnify its current and former directors and officers to the maximum extent permitted by the MGCL. The Company has also entered into indemnification agreements with each member of the Board, except for Nicholas Benson, the Company’s former President and Chief Executive Officer. The rights of the indemnitees under the indemnification agreements complement any rights the indemnitee may already have under the Company’s Charter or By-laws, the MGCL or otherwise. Among other things, the indemnification agreements require the Company to advance all reasonable expenses incurred by or on behalf of indemnitee in connection with any proceeding to which the indemnitee is, or is threatened to be, made a party or a witness and to indemnify for certain expenses where wholly or partly successful, subject to certain exceptions. In addition, the indemnification agreements establish guidelines as to the defense and settlement of claims by the parties, the relevant burden of proof and the period of limitations.

The description of the indemnification agreements entered into with the Company’s directors and officers (other than Mr. Benson) is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(15) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement provides that Diamond Resorts will (and will cause the Surviving Corporation to) indemnify and hold harmless (as well as advance expenses to) each individual who at or prior to the effective time of the Merger is or was a director or officer of, or provided executive services to, the Company or of any of its subsidiaries to the fullest extent permitted under the MGCL with respect to all claims and liabilities and expenses (including fees and expenses of legal counsel) in connection with any claim or action based on or arising out of, in whole or in part, (i) the fact that such individual was a director or officer of, or provided executive services to, the Company or such subsidiary or (ii) acts or omissions by such individual in his or her capacity as a director, officer, employee or agent of the Company or such subsidiary or taken at the request of the Company or such subsidiary.

Diamond Resorts has also agreed to, and has agreed to cause the Surviving Corporation to, assume all existing indemnification obligations for acts or omissions occurring at or prior to the effective time of the Merger as provided in the Company’s Charter and By-Laws, the indemnification agreements discussed above and the organizational documents of its subsidiaries as currently in effect. These obligations survive the consummation of the transactions contemplated by the Merger Agreement.

Diamond Resorts has further agreed that from and after the effective time of the Merger, the Charter and By-laws of the Surviving Corporation will contain provisions no less favorable than are set forth as of March 9, 2007 in the Company’s Articles of Incorporation and By-laws.

Prior to the effective time of the Merger, the Company will purchase a “tail” insurance policy for the benefit of the Company’s current and former officers and directors covering a six-year claims period which provides at least the same coverage and amounts and contains terms and conditions that are no less favorable to indemnitees with respect to limitation of liabilities and indemnification to the directors and officers of the Company as the Company’s existing policies, with respect to directors’ and officers’ liability for claims arising from facts or events that occurred on or prior to the effective time; provided that the annual premium payment for this policy is not to exceed 200% of the current annual premium payment for the existing policies.

Additional Compensation to Directors.

Following a recommendation from the Nominating and Governance Committee, the Executive Committee of the Sunterra Board (without Mr. Ziegelman’s participation) determined Mr. Ziegelman had contributed an extraordinary amount of time to the business and affairs of the Company and should be compensated for such service in the sum of $175,000, to be paid in addition to any fees Mr. Ziegelman has received or to which he is otherwise entitled as a member of the Sunterra Board and as Chairman of the Sunterra Board and the Strategic Alternatives Committee of Sunterra’s Board. The Executive Committee also agreed to reimburse Mr. Ziegelman’s legal fees in becoming a director in the sum of approximately $27,000. The decision to award Mr. Ziegelman additional compensation was made by the Executive Committee subsequent to the vote approving the Merger Agreement and the transactions contemplated thereby. These fees will be paid prior to the expiration of the Offer and are not contingent on the consummation of the Offer.

(b) Arrangements with Diamond Resorts or Purchaser

The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Exclusivity Agreements.    The summaries of the Exclusivity Letter Agreement, dated October 11, 2006 (the “October 11 Letter”); the Exclusivity Letter Agreement, dated December 13, 2006 (the “December 13 Letter”); and Amendment Nos. 1, 2, 3 and 4 to the December 13 Letter, each contained in the Offer to Purchase, are incorporated herein by reference. Each such summary and description is qualified in its entirety by reference to the October 11 Letter, the December 13 Letter, and Amendment Nos. 1, 2, 3 and 4 to the December 13 Letter, as applicable, which have been filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), (e)(6), and (e)(7) hereto, respectively, and are each incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation of the Board.

The Board of Directors of Sunterra, during a meeting held on March 9, 2007, by unanimous vote (i) approved the execution and delivery of the Merger Agreement and the transactions contemplated thereby; (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and Merger, are advisable, fair to, and in the best interests of the stockholders of the Company and that the consideration to be paid for each Share in the Offer and the Merger is fair to Sunterra’s stockholders; and (iii) amended its By-laws to render Sections 3-602 and 3-701 through 3-710 of the MGCL inapplicable to the transactions contemplated by the Merger Agreement. At this meeting, the Board of Directors by unanimous vote recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(b) Background and Reasons for the Recommendation

Background of the Offer; Contacts with Diamond Resorts and Purchaser.

Deterioration in European Operations; Retention of Consultant.    In mid-2005, Sunterra’s European business began to experience significant deterioration in its operating performance and financial condition. This deterioration primarily arose due to general market deterioration in the European timeshare market and a lack of management bench strength. In response to such issues, Sunterra’s Board implemented certain initiatives, including reductions in force and a significant reduction in sales and marketing expenditures, that were aimed at bringing revenue and expenses more in line, thus improving Sunterra Europe’s performance. In addition, in

November 2005, the Company engaged an international strategy and general management consulting firm to conduct a strategic, operational and marketing review of both its North American and European segments. In its report to Sunterra’s Board, the consultant reported that Sunterra Europe was not strategic to the Company’s business and recommended the restructuring of Sunterra Europe.

Stockholder Action.    Beginning in October 2005, Mr. John D. Ziegelman, President of CD Capital Management LLC, contacted Sunterra management and expressed his view that Sunterra’s common stock was undervalued and offered to assist the Company in developing and executing operation and transaction strategies designed to maximize stockholder value and to better communicate such strategies more effectively to stockholders. Mr. Ziegelman also advised the Company that he believed Sunterra’s European operations were not strategic and should be sold, that independent directors with industry experience should be added to the current Board and that the Company should explore strategic alternatives for the entire business to maximize shareholder value. In a Schedule 13D filed in December 2005, and in subsequent letters and Schedule 13D amendments during the period from January through July 2006, CD Capital Management continued to express its concerns regarding Sunterra’s operation and transaction strategies. In July 2006, Mr. Ziegelman was asked to join, and was appointed to, the Board.

Allegations of Misconduct in Europe; Investigation of Allegations.    In December 2005, the Company received a letter from a former employee in the Company’s Spanish operations containing certain allegations of accounting and other improprieties in the operations of Sunterra Europe. The Company commenced an investigation of these allegations by its internal auditor. As that investigation proceeded, the former employee raised additional allegations, including allegations of misconduct by the Company’s then-Chief Executive Officer. Upon receipt of status reports on the investigation from the internal auditor, the Audit and Compliance Committee of the Board of Directors of the Company determined to conduct an independent investigation into the allegations made by the former employee and retained the law firm of Wilmer Cutler Pickering Hale and Dorr LLP in April 2006 as its counsel for that inquiry. In May 2006, as a result of the above, the Company announced that it had underpaid certain employment-related taxes owed to the Spanish tax authorities. It made an initial payment on these estimated liabilities and, as described below, announced that a restatement of the Company’s historical financial statements would be necessary and advised that prior financial statements should not be relied upon by investors.

In late July 2006, the Audit Committee concluded the fact-finding portion of its independent inquiry. Acting upon the Audit Committee’s recommendations, the Sunterra Board, on July 25, 2006, terminated for cause the employment of Nicholas Benson, a director and the Company’s then-President and Chief Executive Officer (who, pursuant to the independent investigation, had been previously directed to take paid administrative leave). The Board demanded reimbursement from Mr. Benson and from Steven West, the Company’s former Chief Financial Officer, who resigned from the Company in June 2006, of all bonus or other incentive-based or equity-based compensation received by them from the Company since 2002 as a result of the restatement. At that time, and numerous times subsequently, the Board asked Mr. Benson to resign his directorship, as it was prohibited by state law from removing him as a director. Mr. Benson repeatedly refused all such requests.

The factual findings of the independent inquiry led the Audit Committee to conclude that Sunterra did not maintain effective control over its financial reporting because of significant weaknesses in its internal controls in its European operations. While the Company believed that the issues requiring restatement were limited to its European operations, the Board directed management to conduct a thorough financial and operational review of the entire Company.

In December 2006, the Company announced that (i) additional taxes were or would be owed in Europe and that such amounts would be material; (ii) certain of Sunterra Europe’s historical accruals were not developed in accordance with US GAAP; (iii) an operational review of Sunterra Europe highlighted issues in Europe with respect to compliance, deferred maintenance and resort licensing, which would require remediation; and (iv) Sunterra Europe would be treated as a discontinued operation. The Company further advised that because of the expected additional tax-related obligations, the remedial costs associated with the European operational review and the discontinued operations assessment, its investment in Sunterra Europe would be substantially impaired.

Dismissal of Independent Registered Public Accounting Firm.    In March 2006, the Company announced that it had dismissed Grant Thornton LLP as its independent registered public accounting firm for reasons unrelated to the allegations discussed above. The Audit Committee commenced a process to engage a replacement independent registered public accounting firm. The process of selecting an independent registered public accounting firm took significant time due to the pending independent investigation, the material changes in senior management described below, potential conflicts of interest involving a number of independent registered public accounting firms and the client acceptance process of independent registered public accounting firms. This process was completed in December 2006 with the retention of BDO Seidman LLP.

Restatement of Financial Statements; Delisting.    In May 2006, in connection with its determination that it had underwithheld certain employment-related taxes, the Company announced that it intended to restate certain historical financial statements and warned that such historical financial statements and any related financial information and related independent registered public accounting firm reports included in its filings with the SEC should no longer be relied upon. The Company also announced that it would not timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2006 because of its intention to restate prior financial statements and because it had not retained a replacement independent registered public accounting firm. The Company has not filed a quarterly or annual report with the SEC since that time and is unable to predict when it will be able to do so. In addition, the NASDAQ National Market delisted the Common Stock on July 7, 2006, due to the Company’s failure to timely file its SEC reports.

Changes in Senior Management.    On June 12, 2006, the Sunterra Board appointed C. Alan Bentley to serve as Interim Chief Operating Officer of Sunterra Europe. In addition, on June 22, 2006, the Sunterra Board (i) directed that Mr. Benson take paid administrative leave, pending the results on the continuing independent investigation, with Mr. Benson ultimately being terminated on July 25, 2006; (ii) appointed Mr. Weissenborn, a director of the Company, as Interim President and Chief Executive Officer; (iii) accepted the resignation of Steven West as Chief Financial Officer; and (iv) appointed Mr. Krawczyk as Chief Financial Officer. Shortly thereafter, Andrew Gennuso resigned as Senior Vice President and President of Resort Marketing International, Inc., and was replaced by Mr. Kanoa. Further, on August 30, 2006, Steven Varner joined Sunterra as its Interim Chief Operating Officer and Keith Maib transitioned to become Interim Executive Vice President, with the duties of oversight of marketing, construction, insurance, inventory management and pricing. During this period, additional members of management both in North America and Sunterra Europe either resigned or were dismissed.

Further Restructuring and Possible Divestiture of Europe.    In May 2006, the Company announced further restructuring efforts aimed at its European business. Shortly thereafter it received an unsolicited indication of interest to purchase the European business. In late May 2006, the Board retained Chanin Capital L.L.C. (which was subsequently acquired by Duff & Phelps LLC and is hereinafter referred to as “Duff & Phelps”) to assist it in evaluating strategic alternatives for Sunterra Europe, including a possible sale. In August 2006, Duff & Phelps reported to the Board that it recommended the separate sale of the European operations because, among other things, (i) the European operations were not strategic; (ii) the European operations were experiencing ongoing losses and draining cash; (iii) Sunterra did not plan further investment in infrastructure in Europe; and (iv) Sunterra Europe’s management had been largely replaced with interim management. Shortly thereafter, the Board determined to seek to sell the European operations of the Company. Duff & Phelps commenced the sales process for Sunterra Europe from September through November of 2006 and contacted over 30 parties (comprised of both strategic and financial buyers). On November 16, 2006, two strategic buyers expressed an interest in acquiring Sunterra Europe. These two bidders were asked to submit “as is, where is” bids for Sunterra Europe. On December 13, 2006, the two bidders (the “Europe Joint Bidders”) submitted a joint bid for Sunterra Europe for $20 million. No other bids were received. On January 11, 2007, representatives of the Europe Joint Bidders and Mr. Ziegelman met in person and the Europe Joint Bidders agreed to increase their bid to $27 million. On the following day, the Company granted the bidders exclusive negotiations. Finally, on February 13, 2007, the Board determined it would pursue a bid it had received from Diamond Resorts for the entire Company and not continue to pursue the separate sale of Sunterra Europe because of the potential of such sale to disrupt the possible sale of the entire Company.

The following is a detailed chronology of the Company’s contacts with Diamond Resorts and the background of the Offer:

On June 29, 2006, the Sunterra Board discussed long-term prospects for the Company, in light of the ongoing status of the Audit Committee’s independent investigation of allegations with respect to Sunterra Europe and the Company’s lack of an independent registered public accounting firm, and whether to consider exploring strategic alternatives for the Company as a whole. Following this discussion, senior management was authorized to begin interviewing investment banking firms with a view to selecting and announcing the retention of a firm following the conclusion of the Audit Committee’s independent investigation.

On July 11, 2006, Mr. Ziegelman sent a letter expressing his continued concerns regarding Sunterra, and demanding that Sunterra’s Board hire an investment banking firm to sell Sunterra, either as a whole or through separate sales of the European and North American operations. Subsequently David Gubbay, then the Chairman of Sunterra’s Board, contacted Mr. Ziegelman and asked him if he would consider joining Sunterra’s Board. Mr. Ziegelman agreed to do so without condition, and was appointed to the Sunterra Board on July 25, 2006.

On July 12, 2006, the Company issued a press release announcing that it was seeking to engage an investment banking firm to assist it in evaluating strategic alternatives for the Company as a whole.

On July 26, 2006, at a meeting of the Sunterra Board, the Board unanimously authorized Messrs. Weissenborn and Ziegelman to negotiate fees with two of the four investment banks being considered for the representation of the Company and then report back to the Board.

Also on July 26, 2006, prior to engaging a financial advisor to evaluate strategic alternatives for the Company, Sunterra received an unsolicited indication of interest from Diamond Resorts for $13.65 per share to acquire the Company. Following receipt of this indication of interest, Messrs. Gubbay and Ziegelman spoke with Stephen Cloobeck, the Chairman and Chief Executive Officer of Diamond Resorts, to discuss the indication of interest. On July 31, 2006, Messrs. Ziegelman and Cloobeck met in Las Vegas and discussed Diamond Resorts’ proposal and qualifications in more detail. The Board subsequently determined, on Mr. Ziegelman’s recommendation, to review more closely Diamond Resorts’ indication of interest and its ability to obtain financing for a transaction. The Company responded to Diamond Resorts that the indication of interest was being considered in the context of a broader process, that the Company intended to review strategic alternatives and would have a financial advisor contact them once one was engaged.

Around the same time as it received the indication of interest from Diamond Resorts, Sunterra received several additional unsolicited indications of interest with respect to the Company, none of which resulted in any substantive discussions due, in the Board’s and management’s opinion, to the Company’s lack of audited financial statements.

During late July and early August 2006, Mr. Ziegelman had several telephone and in person meetings with Merrill Lynch & Co. (“Merrill Lynch”) during which he negotiated certain terms of an engagement of Merrill Lynch as the Company’s financial advisor, including fee structure.

Between August 1 and August 15, 2006, Diamond Resorts representatives contacted Mr. Ziegelman several times to inquire as to any further response from the Company to Diamond Resorts’ indication of interest.

On August 4, 2006, at a meeting of the Board, the Board discussed the indication of interest from Diamond Resorts. It was determined to forward Diamond Resorts’ indication of interest, as well as any subsequent indications of interest, to Merrill Lynch so that the firm could follow up with potential purchasers in the event that the Board eventually determined to put the Company up for sale.

On August 9, 2006, Sunterra formally engaged Merrill Lynch to review strategic alternatives with respect to the Company (both as to North America and Europe).

On September 1, 2006, the Company amended its engagement with Merrill Lynch to narrow it to strategic alternatives with respect to North America and the Company as a whole, and excluded a transaction solely with respect to Sunterra Europe (as to which Duff & Phelps would act as the Company’s financial advisor).

On September 6, 2006, the Sunterra Board created the Strategic Alternatives Committee to oversee the evaluation of strategic alternatives with respect to the Company. Messrs. Ziegelman, Weissenborn and Dickerson were named members of the Strategic Alternatives Committee, and Mr. Ziegelman was appointed Chairman.

On September 13, 2006, Merrill Lynch made a presentation to the Board as to strategic alternatives available to the Company, including preliminary views on valuation. Merrill Lynch discussed the potential negative impact that the Company’s lack of audited financial statements could have on conducting a process to sell the Company. Merrill Lynch reported that a sale to a public company would be highly unlikely and that even a private company that was interested in a transaction, notwithstanding the lack of audited financial information, might not have the ability to raise sufficient financing given the lack of audited financial information. Merrill Lynch informed the Board that, even in these circumstances, meaningful value could be realized pursuant to a sale of the North American business if the Board wanted to currently explore a sale in a limited sale process encompassing the smaller universe of potential buyers. Following the presentation, the Board agreed to take Merrill Lynch’s analysis and recommendations under advisement and to further deliberate with respect to what, if any, action should be taken and the timing of any such sale process.

As part of this discussion, Merrill Lynch and the Board discussed inbound inquiries which had been received by the Company, including the status of the indication of interest from Diamond Resorts (which had indicated it might be able to complete a transaction without audited financial statements), and the manner in which to proceed. Following further discussion, Merrill Lynch was requested to contact the financial advisor for Diamond Resorts to learn more about its proposed acquisition financing.

On September 18, 2006, the Sunterra Board received a letter from Diamond Resorts expressing disappointment that Sunterra was conducting a process to separately sell Sunterra Europe. Diamond Resorts reiterated that it would be interested in purchasing the Company as a whole, although it would not be interested in pursuing such a transaction if a separate sale of Sunterra Europe was consummated. Diamond Resorts also indicated that it was partnering with a private investment firm, and requested the ability to conduct due diligence for a 30-day period and to have the Company explore its indication of interest before completing a sale of Sunterra Europe.

Between September 18 and 26, 2006, Merrill Lynch had discussions with UBS, financial advisors to Diamond Resorts, with respect to its interest in acquiring the Company (both North America and Europe), although Diamond Resorts did not offer a firm price at this time. The Strategic Alternatives Committee considered the indication of interest and instructed Merrill Lynch to inform UBS that the price of $13.65 which was indicated in Diamond Resorts’ July 26 letter was inadequate for further discussion and that the Board would likely not consider an offer below $15.00 per share. During these discussions, Diamond Resorts indicated that it would not require audited financial statements in order to consummate a transaction.

On September 27, 2006, the Strategic Alternatives Committee authorized Merrill Lynch, based on its report to the Board of its discussions with Diamond Resorts, to respond to Diamond Resorts that the Company would provide a limited number of due diligence items previously requested, which could be reviewed during a period of exclusivity that would be substantially less than 30 days, and that at the end of such period Diamond Resorts would be required to provide a firm price to the Board for further deliberation. If that price were acceptable for further discussions, there could be full due diligence during an additional exclusivity period. Subsequently, Merrill Lynch communicated the Strategic Alternatives Committee’s response to UBS.

On October 11, 2006, Sunterra entered into an agreement providing Diamond Resorts with exclusivity through October 25, 2006 while Diamond Resorts conducted due diligence.

Subsequently during October 2006, Diamond Resorts conducted due diligence on the Company, including several diligence meetings with senior management. During these meetings, the Company shared with Diamond Resorts its updated information with respect to the issues regarding Sunterra Europe.

On October 19, 2006, senior management of Sunterra and Diamond Resorts had a meeting at which Sunterra management made presentations to Diamond Resorts representatives with respect to the business and certain operational and financial issues. At this meeting the Company described certain issues with respect to compliance, deferred maintenance and resort licensing which were highlighted in an operational review of Sunterra Europe. The Company noted that there could be significant contingent liabilities resulting from such Sunterra Europe issues, although such liabilities had yet to be quantified.

On October 27, 2006, Mr. Ziegelman was named chairman of the Sunterra Board, following the decision of Mr. Gubbay to resign from the Board due to business and personal commitments.

On November 9, 2006, Messrs. Weissenborn, Varner, Krawczyk and Ziegelman, members of Diamond Resorts’ senior management team and financial advisors for Sunterra and Diamond Resorts met in person (with Mr. Weissenborn participating by phone) to discuss the possibility of a transaction. Diamond Resorts expressed a continued interest in an acquisition, but now only of the Company’s North American operations. At this meeting, the parties discussed structuring the proposed transaction as a tender offer, and Diamond Resorts indicated a purchase price of $13.00 per share, which reflected only the North American operations and specifically did not include Sunterra Europe. The parties discussed a strategy of preventing any potential actual or contingent liabilities from Sunterra Europe being included in an acquisition of the North American operations. Diamond Resorts also indicated that it required 45 days to further evaluate the Company; wanted reimbursement for due diligence costs; and required a “call” option on Sunterra Europe. Mr. Ziegelman, based on Merrill Lynch’s advice, rejected the $13.00 per share price, but encouraged Diamond Resorts to obtain a better understanding, through due diligence, of a valuation of North America without Sunterra Europe.

On November 20, 2006, the Strategic Alternatives Committee discussed Diamond Resorts’ proposal made at the November 9, 2006 meeting and the potential impact on the proposed tender offer of the absence of current audited financial statements. Following this discussion, Merrill Lynch was authorized to continue its discussions with Diamond Resorts’ financial advisor, UBS and, in particular, was directed to make it clear that (i) 45 days was too long for exclusivity, (ii) there would be no reimbursement of due diligence costs in any potential transaction and (iii) the Company would not entertain a price of less than $15.00 per share.

On November 21, 2006, Diamond Resorts sent to Sunterra a draft exclusivity letter with respect to a transaction for Sunterra’s North American business still reflecting the purchase price of $13 per share discussed at the November 9, 2006 meeting.

On November 26, 2006, Mr. Ziegelman had a phone conversation with Mr. Cloobeck with respect to the structure of, and the ability of Diamond Resorts to complete, the proposed tender offer. Messrs. Cloobeck and Ziegelman reached an understanding that Diamond Resorts intended to pay fair value for the Company in a transaction and, while not settling on a price at the time, Mr. Cloobeck indicated that Diamond Resorts might be able to offer a $15.00 per share price depending on the results of its due diligence.

On November 27, 2006, the Strategic Alternatives Committee discussed the November 26 conversation between Messrs. Ziegelman and Cloobeck. Weil Gotshal & Manges LLP (“Weil Gotshal”), counsel to the Company, advised the Strategic Alternatives Committee with respect to issues in connection with the structure of, and the ability to complete, a tender offer transaction.

On November 27, 2006, Merrill Lynch also made a presentation to the Strategic Alternatives Committee, which included an updated valuation and addressed the potential impact on value due to, among other things, the Company’s lack of audited financial information, the lack of permanent management and many other issues relating to Sunterra Europe. Following further discussion, the Strategic Alternatives Committee and Merrill Lynch advised the Board that another strategic buyer who had expressed an interest in the Company should be invited to participate in the process for the possible sale.

On November 28, 2006, Merrill Lynch gave a report to the Board with respect to strategic alternatives for the Company, including preliminary valuation work and the additional work that would need to be done to render a fairness opinion. Merrill Lynch discussed with the Board that the most effective process could be run if the Company had audited financial information, noting that the Company would receive the greatest breadth and depth of interest from potential buyers if there were audited financials, which were likely to be six to 12 months away. Merrill Lynch then discussed with the Board the most recent proposal presented to the Company by Diamond Resorts, and the Board discussed Diamond Resorts’ willingness to complete a transaction without audited financial information.

On December 5, 2006, at a meeting of the Executive Committee of the Sunterra Board, Mr. Ziegelman and Merrill Lynch provided an update on the Company’s strategic alternatives review and in particular, potential bidders for the Company, including further discussions with Diamond Resorts. Merrill Lynch and the Executive Committee discussed the challenges of conducting a full sales process in the absence of audited financial statements. In particular, management discussed with the Board the various challenges which existed with respect to operating the business and attending to the various issues resulting from the Audit Committee’s fact findings. Management questioned whether engaging in a full sales process with several bidders who would likely have issues completing a transaction without audited financial information would be in the best interests of the Company and its stockholders. Following a further discussion involving Merrill Lynch, the Executive Committee agreed that it was in the Company’s best interest at the time to limit the process to two bidders, including Diamond Resorts and the private strategic buyer discussed at the November 27 meeting of the Strategic Alternatives Committee, and to reach out to these potential bidders. No substantive discussions resulted from the Company’s invitation to the second potential bidder to join the sales process.

Also during this time, the Strategic Alternatives Committee received an additional expression of interest from a potential bidder with which it had subsequent conversations. No further substantive discussions resulted from discussions with this potential bidder.

Subsequent to the December 5, 2006, meeting, Diamond Resorts advised the Company pursuant to a revised exclusivity letter that it was now interested in preserving the option to include Sunterra Europe in the acquisition by receiving a right of first refusal with respect to the sale of Sunterra Europe. Diamond Resorts indicated that it continued to seek limited exclusivity to pursue such a transaction, with the understanding that this exclusivity would not prevent Sunterra from continuing to pursue a sale of Sunterra Europe.

Following the receipt of this revised letter, Mr. Ziegelman had a phone conversation with Mr. Cloobeck during which Mr. Ziegelman expressed concern that a right of first refusal as to Sunterra Europe would disrupt the sales process Duff & Phelps had in place for the sale, including a due date of December 19, 2006, for bids. Diamond Resorts indicated it would be willing to forgo the right of first refusal if it was afforded input into the Sunterra Europe sale process with respect to containing European liabilities and the potential ongoing relationships between the Company and Sunterra Europe after the respective sales were closed in the event that a separate bidder purchased Sunterra Europe.

On December 12, 2006, the Strategic Alternatives Committee reviewed the revised exclusivity letter from Diamond Resorts. The Strategic Alternatives Committee specifically considered the number of factors that could affect the price, including positive recent developments in the market, potential issues which could be uncovered pursuant to due diligence and any value which may be assigned to Sunterra Europe. The Strategic Alternatives Committee also considered the request for limited exclusivity, and considered that given the inability to launch an auction process without audited financial statements, granting limited exclusivity to Diamond Resorts would not limit its alternative options for a sale. After a lengthy discussion, the Strategic Alternatives Committee recommended that the Company grant limited exclusivity to Diamond Resorts. On December 13, 2006, upon recommendation of the Strategic Alternatives Committee and following a discussion of the same factors discussed by the Strategic Alternatives Committee, the Company and Diamond Resorts entered into an agreement providing exclusivity through January 31, 2007.

Following the execution of the exclusivity agreement through January 31, 2007, Diamond Resorts conducted due diligence with respect to the Company, which included access to a virtual data room, site visits, and meetings with management.

Subsequent to the receipt on December 18, 2006 of a joint bid for Sunterra Europe, and in light of the lowered price expectations as to Sunterra Europe, Messrs. Weissenborn and Cloobeck had a conversation during which Mr. Cloobeck expressed a renewed interest in potentially acquiring Sunterra Europe as part of a larger transaction.

On December 20, 2006, the Strategic Alternatives Committee discussed Diamond Resorts’ expressed interest in including Sunterra Europe in a possible transaction, and the Strategic Alternatives Committee agreed that an offer from Diamond Resorts as to Sunterra Europe, whether as part of a transaction for the whole Company or as a separate transaction, would need to be on terms similar to the offer from the Europe Joint Bidders for Sunterra Europe in particular, an acquisition on an “as is, where is” basis.

During January 2007, preliminary negotiations continued with Diamond Resorts with respect to Sunterra as a whole (including Sunterra Europe). During this time, the Company kept Diamond Resorts informed as to the Sunterra Europe sale process.

Between January 22, 2007 and February 13, 2007, the Company met with representatives of Diamond Resorts to keep it informed of negotiations with the Europe Joint Bidders and to give it the opportunity to comment on drafts of any agreements which would be the subject of such negotiations.

On January 25, 2007, the Strategic Alternatives Committee and the Executive Committee discussed the advice of Merrill Lynch that the Board consider obtaining a second fairness opinion with respect to the sale of the Company because of the possibility that Merrill Lynch might have some involvement in Diamond Resorts’ financing and because of Merrill Lynch’s ownership of Sunterra warrants. Three potential firms were discussed for this potential engagement. After further discussion, it was decided to delegate this matter to the Strategic Alternatives Committee and have the Strategic Alternatives Committee report back to the Executive Committee.

On January 27 through January 30, 2007, Messrs. Bentley and Cloobeck visited several resort sites in Europe, and discussed several matters with respect to Sunterra Europe pertaining to these sites.

On January 30, 2007, the Company and Diamond Resorts entered into an amendment to its exclusivity letter, extending exclusivity until February 15, 2007, which was further extended from time to time thereafter through March 8, 2007.

On February 1, 2007, Messrs. Weissenborn, Varner and Ziegelman and representatives of Diamond Resorts met in person to discuss Diamond Resorts’ expressed interest in a transaction with respect to Sunterra Europe, either as a separate transaction or as part of its proposed tender offer. Diamond Resorts noted its concern that the transaction with the Europe Joint Bidders for the sale of Sunterra Europe contemplated a long-term affiliation agreement with Sunterra Europe, and indicated that it had now decided that it would prefer to include Sunterra Europe in its transaction rather than being subject to a post-closing affiliation relationship with Sunterra Europe. Following a lengthy negotiation, the parties agreed on a proposal for Diamond Resorts to purchase the entire Company, including Sunterra Europe, for $16.00 per share.

On February 2, 2007, the Strategic Alternatives Committee updated the Executive Committee of the Board on the status of negotiations with the Europe Joint Bidders and Diamond Resorts, including Diamond Resorts’ most recent proposal. As to Diamond Resorts, management reported on its concern that selling Sunterra Europe to the Europe Joint Bidders would jeopardize the Diamond Resorts transaction because of Diamond Resorts’ concerns that the European sale would require it to be affiliated with Sunterra Europe for a significant period of time subsequent to the sale. The Executive Committee discussed the Strategic Alternatives Committee’s report on the status of both transactions, and considered the advantages and disadvantages of selling the Company as a whole in one transaction or selling Sunterra Europe and then the Company in a two-step transaction, as well as the concern, expressly raised by Diamond Resorts, that a separate sale of Sunterra Europe would jeopardize the transaction with Diamond Resorts. Following further discussion, and taking into consideration that exclusivity with the Europe Joint Bidders was scheduled to automatically extend on February 5, 2007 for one week, the Executive Committee decided to give the Sunterra Europe transaction another week without further extending exclusivity and to see how the proposed transaction with Diamond Resorts progressed during such time.

On February 5, 2007, Diamond Resorts sent to Sunterra an initial draft of a merger agreement.

On February 8, 2007, the Executive Committee of the Board met to discuss the impact of the proposed Sunterra Europe transaction on the proposed transaction with Diamond Resorts. Senior management reported on the transaction with the Europe Joint Bidders and informed the Executive Committee that due diligence was complete and definitive agreements were ready to be executed as part of a contemplated sign and close, subject only to three remaining issues, and could close shortly. Management also reported, however, that Diamond Resorts was now unwilling to agree to a long-term affiliation agreement with Sunterra Europe, and that the consummation of this sale would therefore jeopardize the transaction with Diamond Resorts. The Executive Committee discussed the developments with both transactions, and whether to decide to proceed with a single transaction with Diamond Resorts or continue the process for both transactions, at least for a limited additional amount of time. As part of this discussion, the Executive Committee discussed, among other things, (i) the need to make a decision on how to proceed on a transaction with the Europe Joint Bidders, as the signing of such transaction was imminent, (ii) the effect that the consummation of the sale of Sunterra Europe to the Europe Joint Bidders could have on the Diamond Resorts transaction and (iii) the concern that Diamond Resorts had yet to secure financing for its proposed transaction (although the Company’s management had received detailed information on proposed financing), while the Europe Joint Bidders were ready to close on the proposed sale. After further discussion, the Executive Committee determined to hold another meeting within a week to determine the status of Diamond Resorts’ financing and make a final determination about whether to continue to pursue the transaction with the Europe Joint Bidders or whether to put it on hold and exclusively pursue a transaction with Diamond Resorts.

Also on February 8, 2007, the Executive Committee approved engaging an investment bank to render a second fairness opinion with respect to the Company as a whole and authorized senior management to select the investment bank and negotiate and enter into an engagement.

On February 9, 2007, certain members of Sunterra senior management had a conversation with certain representatives of Diamond Resorts. Sunterra management was informed that Diamond Resorts would set up a call with management and a potential lender to discuss its possible financing for the transaction within a few days. Sunterra management and Diamond Resorts also discussed certain key issues with respect to the merger agreement.

Between February 9, 2007 and March 9, 2007, the Company’s senior management, Diamond Resort’s senior management, and legal counsel, negotiated the terms of the merger agreement.

During the week of February 12, 2007, Sunterra management had a series of calls with a potential lender for Diamond Resorts and a financial advisor to Diamond Resorts, to discuss Diamond Resorts’ financing for its proposed transaction.

On February 12, 2007, the Europe Joint Bidders’ exclusivity ended and was not renewed.

On February 13, 2007, following consultation with the members of the Strategic Alternatives Committee, Mr. Ziegelman spoke to a representative of the Europe Joint Bidders and told him that the Company wanted to pursue a single-step transaction for a sale of the whole business. Mr. Ziegelman told the representative of the Europe Joint Bidders that the Company would be willing to revisit the sale of Sunterra Europe if the proposed transaction for the entire Company was no longer being pursued. Mr. Ziegelman was told by the representative of the Europe Joint Bidders that they would most likely continue to be interested in acquiring Sunterra Europe and to get back in touch with them if events warranted.

On February 20, 2007, the Company engaged Duff & Phelps to provide a second fairness opinion with respect to the Company as a whole.

On February 26, 2007, Messrs. Ziegelman and Weissenborn had a conversation with Mr. Cloobeck, during which the principals discussed the timing of the possible transaction. Mr. Ziegelman stressed that it was necessary to review Diamond Resorts’ final financing commitments as soon as possible in order to move forward.

On February 27, 2007, the Strategic Alternatives Committee discussed with Weil Gotshal the terms and conditions of the most recent draft of the merger agreement. Following this discussion, the Strategic Alternatives Committee authorized management and Weil Gotshal to continue to negotiate the merger agreement.

On March 2, 2007, the Sunterra Board met to discuss the status of the proposed transaction with Diamond Resorts. The Board received a presentation from management as to: (i) the long-term operating strategy of the Company absent a sale transaction; (ii) the current operating and financial condition of the Company; (iii) the strengths, weaknesses and challenges facing the Company; (iv) the significant costs (in terms of both monetary and human resources) of Sunterra’s remediation, restatement, audit and re-audit processes, which would be incurred if the Company was not sold; (v) the effect of the results of the Audit Committee’s independent investigation on the ability of the Company to obtain the necessary capital and to attract and retain a permanent senior management team; and (vi) Diamond Resorts’ experience, management strengths and access to capital.

At this Board meeting, the Board also received financial presentations from Merrill Lynch and Duff & Phelps with respect to the proposed transaction with Diamond Resorts. The Board also received a presentation from Weil Gotshal and Maryland counsel with respect to the directors’ fiduciary duties and other legal matters to consider in connection with a transaction with respect to the sale of the Company, including a review of the specific actions that had already been taken by the Board with respect to the proposed transaction.

Between March 5 and March 9, 2007, representatives of senior management of Sunterra and Diamond Resorts discussed the terms of the financing commitment letters.

On March 9, 2007, the Sunterra Board met to further discuss the proposed transaction with Diamond Resorts. The Board received final presentations and oral opinions (subject to written opinions) from each of Merrill Lynch and Duff & Phelps as to the fairness of the tender offer price and the merger consideration. The Board also received summaries of earlier presentations from management, discussed with Weil Gotshal a summary of the terms and conditions of the merger agreement and engaged in a questions and answer session and discussion with respect to these presentations and the potential transaction. Thereafter, the Sunterra Board unanimously (i) approved the execution and delivery of the Merger Agreement and the transactions contemplated thereby; (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and Merger, were advisable, fair to, and in the best interests of the stockholders of the Company; and (iii) and that the consideration to be paid for each Share in the Offer and the Merger was fair to the holders of Shares. The Sunterra Board also concluded that a sale of the Company for $16.00 per share at this time was in the best interests of stockholders, even after taking into account the inability to conduct a more fullsome sales process. The Sunterra Board also unanimously recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Following the Sunterra Board’s approval, Sunterra and Diamond Resorts executed the Merger Agreement.

Reasons for the Recommendation of Sunterra’s Board of Directors.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all stockholders accept the Offer and tender their Shares pursuant to the Offer, Sunterra’s Board consulted with the Company’s senior management and legal and financial advisors and considered a number of factors, including:

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Prospects of the Company.    The Sunterra Board discussed and deliberated at length concerning (i) the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plans, (ii) the competitive environment in which the Company operates, (iii) the value of the Company’s North American Operations, (iv) the stabilization of the Company’s European operations, (v) the significant capital expenditures which would be required to implement the Company’s business plans, (vi) the timetable for completing its audit and re-audit and becoming compliant with the reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (vii) the costs (in terms of both monetary and human resources) of the Company’s remediation, audit and re-audit processes which would be incurred going forward if the Company were to not complete a transaction and (viii) the effect of the results of the Audit Committee’s independent investigation on the ability of the Company to obtain the necessary financial and human capital and retain necessary senior management talent .

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Opinions of Company’s Financial Advisors.    The opinions of Merrill Lynch and Duff & Phelps to the effect that, as of March 9, 2007, and based upon and subject to the factors and assumptions set forth therein, the $16.00 per share in cash to be received by holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such stockholders and the related financial analyses of each of Merrill Lynch and Duff & Phelps. The full text of the written opinion of Merrill Lynch, dated March 9, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex A, and is incorporated herein by reference. The full text of the written opinion of Duff & Phelps, dated March 9, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B, and is incorporated herein by reference. Each of Merrill Lynch and Duff & Phelps provided its opinion for the information and assistance of the Sunterra Board in connection with its consideration of the transaction contemplated by the Merger Agreement. Neither the Merrill Lynch opinion nor the Duff & Phelps opinion is a recommendation as to whether or not any stockholder should tender their shares of Common Stock in connection with the Offer.

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Historical Trading Prices.    With assistance from Merrill Lynch and Duff & Phelps, the Sunterra Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represents a premium of 35% over the $11.85 closing price of the Common Stock on the Pink Sheets on March 8, 2007.

•	Interim Management. The Company’s lack of a permanent senior management team, reliance on interim management and the challenges of the Company in attracting permanent management.

•	Cash Tender Offer; Certainty of Value. The Offer provides for a cash tender offer for all Common Stock held by Sunterra stockholders to be followed by the Merger for the same consideration, thereby enabling Sunterra stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock and eliminating any uncertainties in valuing the merger consideration to be received by the Sunterra stockholders.

•	Credit Facility. The scheduled expiration in July 2007 of the Company’s existing credit facility with Merrill Lynch Mortgage Capital, Inc.

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Results of Discussions with Third Parties.    The Sunterra Board discussed with Merrill Lynch and Duff & Phelps, and considered the results of discussions with Diamond Resorts and other third parties regarding a possible business combination, acquisition or similar transaction with the Company, as well as a prior sale of the Company’s European operations, and the ability of other bidders to make, and the likelihood that other bidders would make, an unconditional all-cash offer at a higher price. Based on those discussions and considerations, and Sunterra’s extended arm’s-length negotiations with Diamond Resorts, as well as the inability to conduct a fullsome auction process as a result of not having audited financial statements (and the inability to complete an audit in the near term), the Sunterra Board believed that the Offer Price represented the highest price reasonably attainable.

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Analysis and Presentation of Management and Advisors.    The Sunterra Board reviewed and considered (i) the analyses and presentations by Sunterra senior management; (ii) discussions with Weil Gotshal, the Company’s legal advisor, regarding the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties and covenants and termination rights of the parties; and (iii) discussions with Merrill Lynch and Duff & Phelps, the Company’s financial advisors, regarding the financial terms of the Merger Agreement and its financial analyses of the transactions contemplated by the Merger Agreement. The matters considered included:

•	The Sunterra Board’s view that the material terms of the Merger Agreement, taken as a whole, were comparable to those found in comparable acquisition transactions.

•	The Sunterra Board’s determination that the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids.

•	The availability of appraisal rights with respect to the Merger for Sunterra stockholders who properly exercise their rights under the MGCL.

•	Diamond Resorts’ obligations under the Offer are not subject to any financing condition, and Diamond Resorts’ financing commitments.

•	The obligation by Diamond Resorts to pay a reverse termination fee under certain circumstances.

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The provisions in the Merger Agreement that provide for the ability of the Sunterra Board to respond to an unsolicited acquisition proposal that a majority of the Sunterra Board determines in good faith (after discussions with its outside counsel and financial advisors) is, or could reasonably constitute, a superior proposal, and determines in good faith (after discussions with its outside legal counsel) that the failure to take actions with respect to the proposal would be inconsistent with its fiduciary duties.

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The provisions in the Merger Agreement that provide for the ability of the Sunterra Board to terminate the Merger Agreement if the Board has recommended and/or approved, or the Company has entered into a definitive agreement with respect to, a superior proposal, if, concurrent with the consummation of such superior proposal, the Company pays to Diamond Resorts the termination fee.

•	The absence of significant required regulatory approvals (including the absence of required antitrust approvals).

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The ability of the Company to cause Diamond Resorts to extend the Offer for up to 30 additional calendar days if the conditions other than the Minimum Condition are met as of the end of the initial offer period.

•	The Sunterra Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the following:

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Termination Fee.    The restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence by Diamond Resorts as a condition to its offer that Sunterra would be obligated to pay a termination fee of $8 million (plus up to $4 million in actual out-of-pocket expenses) under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

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Failure to Close.    The conditions to Diamond Resorts and Purchaser’s obligation to accept the tendered Shares in the Offer and to consummate the Merger, including Minimum Condition, and the possibility that such conditions may not be satisfied. The fact that, if the transactions contemplated by the Merger Agreement are not completed, Sunterra’s directors, officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The potential negative inference that could be made if the transactions contemplated by the Merger Agreement are not completed, which could potentially result in a loss of customers, vendors and employees.

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Public Announcement of the Offer and Merger.    The effect of a public announcement of the Offer and execution of the Merger Agreement, including effects on the Company’s operating performance and financial condition, and the Company’s ability to attract and retain key personnel.

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Pre-Closing Covenants.    Under the terms of the Merger Agreement, Sunterra agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that Sunterra will not take a number of actions related to the conduct of its business without the prior consent of Diamond Resorts.

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Cash Consideration.    The fact that, subsequent to consummation of the Merger, Sunterra will no longer exist as an independent public company and that the cash transaction prevents the Sunterra stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Taxation. The fact that gains from this transaction would be taxable to the Sunterra stockholders for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered by the Sunterra Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Sunterra Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Sunterra Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Sunterra Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Sunterra Board were aware of the interests of executive officers and directors of Sunterra as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

Opinion of Sunterra’s Financial Advisors.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Sunterra Board retained Merrill Lynch to act as its financial advisor in connection with the Offer and the Merger. Merrill Lynch delivered its oral opinion to the Sunterra Board, which was subsequently confirmed in writing, that, as of March 9, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion (which are described below), the consideration of $16.00 in cash per share to be received by holders of Common Stock pursuant to the Offer and the Merger was fair, from a financial point of view, to those holders, other than Diamond Resorts and its affiliates.

The full text of the written opinion of Merrill Lynch, dated March 9, 2007, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached hereto as Annex A. The following summary of Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion.

The Merrill Lynch opinion was addressed to the Sunterra Board for its use and benefit and only addresses the fairness, from a financial point of view, as of the date of the opinion, of the per share consideration to be received by holders of Common Stock pursuant to the Offer and the Merger. The opinion does not address the merits of the underlying decision by the Company to engage in the Offer and the Merger and does not constitute, nor should it be construed as, a recommendation to any holder of Common Stock whether to tender shares pursuant to the Offer nor as to how any holder should vote with respect to the proposed Merger or any other matter. In addition, Merrill Lynch was not asked to address nor does its opinion address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Common Stock.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant;

•

reviewed certain internal financial statements and other information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company;

•	conducted discussions with members of senior management and representatives of the Company concerning the matters described in the preceding two bullet points;

•	reviewed the market prices and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the transaction with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of the Company and Diamond Resorts and their financial and legal advisors;

•	reviewed a draft dated March 9, 2007 of the Merger Agreement; and

•

reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available. Merrill Lynch did not assume any responsibility for independently verifying such information and did not undertake any independent evaluation or appraisal of any of the assets or liabilities of the Company and it was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that this information had been reasonably prepared and reflected the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. Merrill Lynch expresses no opinion as to such financial forecast information or the assumptions on which it was based. Merrill Lynch also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it.

In connection with the preparation of its opinion, Merrill Lynch was not been authorized by the Company or the Sunterra Board to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of all or any part of the Company.

The opinion of Merrill Lynch is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, March 9, 2007, the date of its written opinion. Merrill Lynch has no obligation to update its opinion to take into account events occurring after the date that its opinion was delivered to the Sunterra Board. Circumstances could develop prior to consummation of the Offer or the Merger that, if known at the time Merrill Lynch rendered its opinion, would have altered its opinion.

Merrill Lynch assumed that the representations and warranties of each party contained in the Merger Agreement were true and correct as of March 9, 2007, the date of its written opinion. Merrill Lynch does not render accounting, legal, tax or regulatory advice and relied upon, without independent verification, the assessment of the Company and its accounting, legal, tax or regulatory advisors with respect to such matters, and Merrill Lynch made no assessment as to the impact, if any, of any ongoing legal or regulatory investigations.

At the meeting of the board of directors held on March 9, 2007, Merrill Lynch presented financial analyses accompanied by written materials in connection with the delivery of its opinion. The following is a summary of the material financial analyses performed by Merrill Lynch in arriving at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

The estimates of future performance of the Company in or underlying Merrill Lynch’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s control. Estimates of the financial values of companies do not purport to be appraisals or reflect the prices at which such companies actually may be sold.

Company Valuation Analyses

Historical Stock Trading Analysis.    Merrill Lynch reviewed the historical trading performance of the Common Stock. Merrill Lynch observed that the low and high trading prices for shares of Company common stock over the 52-week period before March 8, 2007, the last trading day before the meeting of the board of directors at which the board of directors approved the Merger Agreement, were $6.86 and $14.96, respectively. Merrill Lynch observed that the $16.00 per share transaction price was in excess of the highest trading price of the Company’s shares during the 52-week period before March 8, 2007.

Research Analyst Stock Price Targets.    Merrill Lynch reviewed price targets for the Company’s shares recently published by Wall Street research analysts and observed that these price targets ranged from $14.00 to $18.00. Merrill Lynch discounted these price targets to present value using a discount rate of 13.0% based on Merrill Lynch’s estimate of the equity cost of capital of the Company and observed that the discounted price targets ranged from $12.40 to $15.90. Merrill Lynch observed that the $16.00 per share transaction price was in excess of, and the $11.85 closing price for Company’s shares on March 8, 2007 was below, this range of price targets for the Company’s shares.

Premiums Paid Analysis.    Merrill Lynch performed a premiums paid analysis based upon its review and analysis of the range of premiums paid in cash acquisition transactions in the United States involving publicly traded target companies for total equity consideration between $300 and $750 million from 1998 through 2007, using data provided by Securities Data Corporation. This data indicated that average premiums paid in U.S. cash transactions between $350 and $750 million based upon the closing price one day prior to the announcement date were 26% over the preceding 10 year period and 23% over the preceding 5 year period, with a lowest annual average premium of 19% and a highest annual average premium of 37%. Based upon the closing price of the Common Stock of $11.85 as of March 8, 2007 and applying premiums ranging from 20% to 30%, Merrill Lynch derived an implied per share equity value range for the Common Stock of $14.20 to $15.40.

North American Business Valuation Analyses

Analysis of Selected Comparable Publicly Traded Companies.    Using publicly available information, Merrill Lynch compared financial and operating information and ratios for the Company’s North American business with the corresponding information for a selected group of publicly traded companies. Merrill Lynch selected these companies because they engage in businesses and have operating profiles reasonably similar to those of the Company’s North American business. The selected companies were:

•	Bluegreen Corporation;

•	Silverleaf Resorts; and

•	ILX Resorts.

Merrill Lynch calculated an equity value for each of these companies based on their respective closing share prices as of March 8, 2007 and the number of shares, options and convertible securities outstanding as reflected in publicly available information. Using these equity values, Merrill Lynch calculated an enterprise value for each company by adding to these equity values the amount of each company’s net debt as reflected in its most recent publicly available balance sheet.

Using estimates of earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings per share, or EPS, for each of these companies derived from estimates published by selected Wall Street research analysts, Merrill Lynch calculated the following multiples for each company:

•	Transaction or enterprise value as a multiple of EBITDA based on fiscal 2006 and fiscal 2007 estimated EBITDA and enterprise values calculated as described above;

•	Price/earnings, or P/E multiples based on fiscal 2006 and fiscal 2007 estimated EPS and the closing share price as of March 8, 2007; and

•	Book value multiples based on equity value as described above.

Merrill Lynch also calculated similar implied multiples for the Company using an enterprise value and a share price for the Company based on the Company’s closing share price of $11.85 as of March 8, 2007, the last trading day before the meeting of the board of directors at which the board of directors approved the Merger Agreement, and estimates of EBITDA and EPS reflected in Wall Street research.

Merrill Lynch compared the maximum, mean, median and minimum implied multiples it calculated for the comparable companies to the implied multiples it calculated for the Company. The results of Merrill Lynch’s comparison are reflected in the following table:

	Equity Value / Gross Book Value	Equity Value / Tangible Book Value	FY 2006 EBITDA Multiple	FY 2007 EBITDA Multiple	FY 2006 P/E Multiple	FY 2007 P/E Multiple
Maximum	1.39x	2.60x	8.5x	7.3x	15.2x	11.3x
Mean	1.14x	1.44x	7.4x	6.6x	10.5x	8.6x
Median	1.14x	1.15x	7.9x	6.2x	8.3x	7.3x
Minimum	0.86x	0.86x	5.7x	5.2x	8.0x	7.2x

Company	1.39x	2.60x	8.5x	7.3x	15.2x	11.3x

Based on the foregoing and Merrill Lynch’s analyses of the various comparable companies and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied multiples ranging from 7.0x to 8.0x to the Company management’s estimates of fiscal 2007 EBITDA for the Company’s North American business as adjusted for restructuring, investigation and other one-time charges (which we refer to herein as fiscal 2007 Adjusted EBITDA) and calculated implied per share values for the Company’s North American business ranging from $7.40 to $10.90 based on the fiscal 2007 Adjusted EBITDA estimate derived from the management projections.

None of the selected comparable companies is identical to the Company’s North American business. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected comparable companies and other factors that could affect the public trading dynamics of the selected comparable companies, as well as those of the Company.

Book Value Approach.    Merrill Lynch calculated implied per share values for the Company’s North American business ranging from $10.20 to $12.10 based on the December 31, 2006 book value of the North American business of the Company of $187.3 million provided by the Company’s management and applying multiples ranging from 1.1x to 1.3x.

Discounted Cash Flow Analysis.    Merrill Lynch performed discounted cash flow analyses of the estimated free cash flows of the Company’s North American business reflected in the management projections.

In performing its discounted cash flow analyses, Merrill Lynch calculated ranges of the present value as of December 31, 2006 of the estimated free cash flows of the Company’s North American business over the period of Q2 2007 through fiscal 2011 by applying discount rates ranging from 8.0% – 9.5% to those estimates. Merrill Lynch also calculated ranges of terminal value amounts for the Company’s North American business as of the end of fiscal 2011 by applying multiples ranging from 8.0x to 9.0x to the estimated fiscal 2011 EBITDA of the Company’s North American business. Merrill Lynch calculated the present value as of December 31, 2006 of these terminal amounts by applying discount rates ranging from 8.0% – 9.5%. Merrill Lynch added together the ranges of December 31, 2006 values it derived for the fiscal Q2 2007-2011 estimated free cash flows and for the fiscal 2011 terminal value amounts for the Company’s North American business to derive a range of implied enterprise values for the Company’s North American business as of December 31, 2006.

The discount rates utilized in these analyses were based on Merrill Lynch’s estimate of the weighted average cost of capital of the Company and the terminal multiples used were based upon Merrill Lynch’s judgment and expertise, as well as its review of publicly available business and financial information and the respective financial and business characteristics of the Company’s North American business and the comparable companies.

Merrill Lynch subtracted the amount of the net debt (debt less excess cash) of the Company’s North American business as of December 31, 2006 provided by the Company’s management from the enterprise values it derived in order to derive a range of implied equity values for the Company’s North American business. Merrill Lynch derived ranges of implied equity values per share for the Company’s North American business by dividing these equity values by the number of fully diluted outstanding shares of the Company provided by management. The range of implied equity values per share derived by Merrill Lynch based on the management projections was $11.80 to $17.30.

Analysis of Selected Comparable Acquisitions.    Using publicly available information, Merrill Lynch calculated the multiple of estimated EBITDA for the Company’s North American business reflected by the transaction value of each of the transactions listed below.

Date Announced	Acquiror	Target
4/1/2002	Cendant	Trendwest Resorts

12/17/2001	Cendant	Equivest Finance

11/2/2000	Cendant	Fairfield Communities

11/17/1999	Equivest Finance	Peppertree Resorts

7/19/1999	Starwood Hotels & Resorts	Vistana

7/17/1998	Equivest Finance	Eastern Resorts

8/18/1997	Vistana	Success Development Group

8/11/1997	Fairfield Communities	Vacation Break USA

6/5/1997	Signature Resorts (Sunterra)	LSI Group Holdings

5/15/1997	Signature Resorts (Sunterra)	Plantation Resort Group

9/23/1996	Signature Resorts (Sunterra)	AVCOM International

Merrill Lynch calculated the transaction value for each transaction by multiplying the amount of the announced per share consideration paid or payable in each transaction by the number of fully diluted outstanding shares of the target company based upon publicly available information and adding to the result the amount of the company’s net debt as of the date of the target company’s most recent balance sheet prior to announcement of the transaction.

For each of the transactions, Merrill Lynch calculated the transaction value as a multiple of EBITDA for the most recently reported 12 months prior to the date of announcement of the transaction, which we refer to as the LTM EBITDA Multiple and calculated the transaction value as a multiple of EBITDA one year forward for those transactions for which forecasted one year forward EBITDA was available, which we refer to as the Forward EBITDA Multiple. The average LTM EBITDA Multiple for all the transactions, excluding certain transactions which Merrill Lynch determined should be excluded from this calculation due to disparities in the LTM EBITDA multiples for those transactions, was 9.3x and the average Forward EBITDA Multiple based on the transactions for which information was available, was 6.4x.

Based on the foregoing and Merrill Lynch’s analyses of the various transactions and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied multiples ranging from 7.0x to 9.0x to the Company managements’ estimate of the fiscal 2007 Adjusted EBITDA for the Company’s North American business to derive a range of implied enterprise values for the Company’s North American business.

Merrill Lynch derived ranges of implied equity values for the Company’s North American business by deducting from the implied enterprise values the amount of the net debt of the Company’s North American business as of December 31, 2006 as provided by the Company’s management. Using the implied equity values and numbers of outstanding shares, options, warrants and convertible securities of the Company as provided by the Company’s management, Merrill Lynch calculated implied per share values for the Company’s North American business ranging from $7.40 to $14.50.

None of the transactions analyzed by Merrill Lynch is identical to the proposed transaction. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies party to those transactions as well as the transactions and other factors that could affect the transactions and the proposed Offer and Merger.

Leveraged Buyout Analysis.    Merrill Lynch performed an analysis of the theoretical maximum consideration that would be paid in an acquisition of the Company’s North American business by a financial buyer using the management projections. Merrill Lynch assumed that a financial buyer would be subject to the following debt financing constraints, equity return requirements and exit valuation assumptions:

•	a maximum ratio of total debt to estimated 2007 EBITDA of 7.2x;

•	a targeted five-year equity return ranging from 20% to 25%;

•	a 2011 exit valuation ranging from 8.0x to 9.0x LTM EBITDA

Based on these assumptions, Merrill Lynch derived an estimate of the theoretical maximum consideration that could be paid in an acquisition of the Company’s North American business by a financial buyer ranging from $13.00 to $15.00 per share using the management projections.

European Business-Valuation Analysis

Asset Sale Analysis—European Business.    Merrill Lynch’s valuation analyses set forth above under “Analysis of Selected Comparable Publicly Traded Companies”, “Book Value Approach”, “Discounted Cash Flow Analysis”, “Analysis of Selected Comparable Acquisitions”, and “Leveraged Buyout Analysis” did not include the Company’s European business, because management advised Merrill Lynch that, in the absence of a Company sale transaction, it anticipated that it would likely seek to dispose of the Company’s European business. Accordingly, Merrill Lynch analyzed the range of potential values that might be realized in the event of a hypothetical sale of the Company’s European assets and real estate portfolio. For purposes of this analysis, Merrill Lynch utilized balance sheet information for the Company’s European business as of December 31, 2006 provided by the Company’s management. In arriving at a value range for the Company’s European business, Merrill Lynch utilized recovery percentages for the Company’s non-inventory assets and liabilities provided by management and Mackinac Partners, valued the Company’s trust inventory by capitalizing net management fees at rates of 11% to 17%, and valued development projects on an individual basis. Merrill Lynch’s analysis took into account a range of potential administrative costs estimates provided by the Company’s legal counsel and assumed transaction costs of 5% of the range of estimated sale values of the assets of the Company’s European business. In order to derive a range of net present values for the estimated proceeds of a hypothetical sale of the assets of the Company’s European business, Merrill Lynch applied a discount rate of 13% and discount periods ranging from one to two years. Merrill Lynch did not perform its own appraisal of the Company’s real estate portfolio.

Based on the foregoing, Merrill Lynch calculated an implied per share value range for the sale of the assets of the Company’s European business of $0.79 to $1.78.

General

The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch. The preparation of a fairness opinion is a complex and analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. Merrill Lynch believes that selecting any portion of its analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the process underlying Merrill Lynch’s opinion. Merrill Lynch used the methodologies summarized above because it deemed those valuation methodologies to be the most relevant and appropriate in connection with the preparation of its opinion. In arriving at its opinion, Merrill Lynch considered the results of all its analyses and did not attribute any particular weight to any analysis or factor considered by it. Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. The analyses performed by Merrill Lynch include analyses based upon forecasts of future results, which results may be significantly more or less favorable than those suggested by Merrill Lynch’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which the Common Stock may trade at any time after announcement of the proposed transaction. The analyses were prepared solely for purposes of Merrill Lynch providing its opinion to the board of directors. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from those forecasted. In addition, as described above, Merrill Lynch’s opinion was among several factors taken into consideration by the board of directors in making its determination to approve the Merger Agreement and the transactions contemplated thereby. Consequently, Merrill Lynch’s analyses should not be viewed as determinative of the decision of the board of directors and management with respect to the fairness of the transaction price.

Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The board of directors selected Merrill Lynch as its financial adviser because of Merrill Lynch’s qualifications, expertise and reputation.

Under the terms of its engagement, the Company has agreed to pay Merrill Lynch a fee for its services, all of which is contingent upon the consummation of the transaction. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with providing its services and to indemnify Merrill Lynch, its affiliates and related parties against certain liabilities arising out of Merrill Lynch’s engagement.

Merrill Lynch is currently providing and has, in the past, provided financial advisory and financing services to the Company and its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. The Company has outstanding borrowings under a senior secured working capital facility with Merrill Lynch Mortgage Capital, Inc. which expires in July 2007 which had an aggregate outstanding principal balance of approximately $197 million as of the date of the Merrill Lynch opinion. In addition, Merrill Lynch Mortgage Capital, Inc. is the holder of a warrant to purchase 1,190,148 shares of Common Stock at an exercise price of $14.00 per share which was received in connection with the commitment and closing of the Company’s senior secured working capital facility in July 2002 and expires in July 2007. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the Common Stock and other securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Duff & Phelps, LLC

Duff & Phelps rendered its opinion to Sunterra’s Board of Directors that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $16.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders.

The full text of the written opinion of Duff & Phelps, dated March 9, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Sunterra’s stockholders should read the opinion in its entirety. Duff & Phelps provided its opinion for the information and assistance of Sunterra’s Board of Directors in connection with its consideration of the transaction contemplated by the Merger Agreement. The Duff & Phelps opinion is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

Duff & Phelps, a Chicago-based investment banking and financial advisory firm, served as independent financial advisor to the Company’s board of directors. The Company selected Duff & Phelps based upon Duff & Phelps’s reputation, expertise and experience in preparing fairness opinions, business valuations and solvency opinions. On March 9, 2007, Duff & Phelps rendered its oral opinion to the board of directors, which was subsequently confirmed in a written opinion that, subject to the limitations, exceptions, assumptions and verifications set forth therein, as of March 9, 2007, the proposed consideration of $16.00 in cash per share to be received by the holders of the Shares in the Offer and Merger is fair from a financial point of view to such holders (without giving effect to any impact of the proposed merger on any particular holders of Shares other than in its capacity as a holder of Shares).

Founded in 1932, Duff & Phelps is one of the leading middle market investment banking and independent financial advisory firms in the United States. Duff & Phelps has significant expertise and experience in fairness opinions, business valuations, solvency opinions, structuring ESOP/ERISA transactions, buy-side and sell-side merger and acquisition advisory services, and intangible asset and intellectual property valuations. Headquartered in Chicago, Duff & Phelps has offices in Los Angeles, New York, San Francisco, Seattle, and Atlanta. Each year, Duff & Phelps renders approximately 400 opinions, including fairness opinions, business valuation opinions, solvency opinions, tax-related financial opinions, and other financial opinions.

The following is a summary of the material analyses performed by Duff & Phelps in connection with rendering its opinion. This summary is not a complete description of all analyses performed by Duff & Phelps. The opinion is based on the comprehensive consideration of the various analyses performed. This summary is qualified in its entirety by reference to the full text of the opinion.

While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation and opinion to the board of directors, it does not purport to be a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or a summary description.

In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by Duff & Phelps in its analyses and no one single method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps, therefore, is based on all analyses and factors taken, as a whole, and also on application of Duff & Phelps’s own experience and judgment. The opinion does not address the relative merits of the merger and any other transactions or business strategies considered by the board of directors as alternatives to the merger, or the effect of any other business combination in which Sunterra might engage.

In connection with preparing the opinion, Duff & Phelps made such reviews, analyses and inquiries as Duff & Phelps deemed necessary and appropriate under the circumstances. Duff & Phelps’s due diligence included, but was not limited to, the following items:

•	Conducted meetings and numerous follow-up discussions with senior management of the Company regarding the history, current operations and future outlook of the Company;

•	Analyzed the historical trading price and trading volume of the Company’s Common Stock;

•	Reviewed certain publicly available financial statements and other business and financial information of the Company;

•

Reviewed the Company’s unaudited internally prepared consolidating financial statements, including the financial statements for the fiscal years ended on September 30, 2005 and 2006 and quarterly financial statements for the three months ended December 31, 2005 and 2006;

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Reviewed financial projections relating to the North American operations prepared by the Company for the fiscal years ending September 2007 through 2011, as well as other operating and financial information prepared by management;

•	Reviewed certain analyses prepared by the Company relating to the Company’s discontinued European operations (“Sunterra Europe”);

•	Reviewed other operating and financial information provided by Company management;

•	Reviewed a draft as of March 9, 2007 of the Merger Agreement;

•	Reviewed with senior management and the Company’s advisors the process undertaken in connection with the Proposed Transaction;

•	Reviewed publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed reasonably similar to that of the Company;

•	Reviewed the financial terms of certain business combinations where the target companies were engaged in business we deemed reasonably similar to the Company; and

•	Considered other information, financial studies, analyses and investigations and financial, economic and market criteria which Duff & Phelps deemed relevant.

In performing its analyses, Duff & Phelps made numerous assumptions with respect to the industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party to the merger agreement or Duff & Phelps. Duff & Phelps also assumed that all of the conditions precedent required to implement the merger will be satisfied or waived and that the merger will be completed in accordance with the Offer and Merger Agreement. In rendering its opinion, Duff & Phelps relied upon the fact that the Company and the board of directors have each been advised by counsel as to all legal matters with respect to the proposed merger. Duff & Phelps did not make and assumed no responsibility to make any representation, or render any opinion, as to any legal matter.

Duff & Phelps also took into consideration certain factors that are particular to the Company. On May 3, 2006, the Company announced that it had withdrawn its existing guidance with respect to its historical financial information. Subsequent to that date, the Company has not been able to file any of its periodic reports with the

Commission. On December 12, 2006, the Company engaged BDO Seidman LLP as its independent accountant. BDO Seidman LLP is in the process of restating and auditing the Company’s financial statements. Accordingly, Duff & Phelps reviewed the Company’s unaudited internally prepared consolidating financial statements, including the financial statements for the fiscal years ended on September 30, 2005 and 2006 and quarterly financial statements for the three months ended December 31, 2005 and 2006. In addition, on July 7, 2006, the Company’s common stock was delisted from the NASDAQ Stock Market and currently trades on the Pink Sheets. As a result, the liquidity of the Company’s common stock may have been adversely affected and quoted prices may not be an accurate reflection of the value of the common stock.

In its review and analysis, and in arriving at its opinion, Duff & Phelps:

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Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information;

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Assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same;

•	Assumed that the final version of all documents reviewed by Duff & Phelps in draft form, including the merger agreement, conform in all material respects to the drafts reviewed; and

•	Assumed that information supplied and representations made by Company management were substantially accurate regarding the Company and the proposed merger.

Furthermore Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s specific assets or liabilities (contingent or otherwise). Duff & Phelps’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s creditworthiness or otherwise as tax advice or as accounting advice.

The Duff & Phelps opinion is necessarily based upon market, economic, financial and other conditions as they existed on and that could be evaluated as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Duff & Phelps opinion, and that Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date of its opinion.

Summary of Financial Analyses Performed by Duff & Phelps

The following is a summary of the material financial analyses Duff & Phelps presented to the board of directors on March 9, 2007 in connection with the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Duff & Phelps’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

As part of its analysis to determine whether the $16.00 per share cash consideration to be received by the Company’s holders of the shares in the Offer and the Merger was fair, from a financial point of view, to the holders of Shares, Duff & Phelps took into consideration whether the $16.00 per share consideration to be received by the holders of the Shares was not less than the fair market value of the Company on a per share basis by estimating the fair market value of the Company.

Duff & Phelps estimated the fair market value of the Company by separately estimating the fair market value of its ongoing, North American operations and its discontinued Sunterra Europe operations. For the

North American operations, Duff & Phelps used generally accepted valuation techniques including comparable publicly trade company analysis, comparable precedent transaction analysis, and discounted cash flow analysis as described below, to calculate a range of enterprise values that were then adjusted to calculate a range of equity values.

Duff & Phelps also estimated the equity value of the Company’s discontinued Sunterra Europe operations by reviewing and analyzing Company provided estimates of the proceeds available to claims holders following an orderly sale of the assets of Sunterra Europe. Duff & Phelps then compared the estimated proceeds to the estimated total claims to determine a range of possible recoveries for all claims holders, including Sunterra Corporation.

Duff & Phelps summed the range of equity values estimated for Sunterra’s North American operations with the equity values estimated for Sunterra Europe to derive a range of per share equity values for the Company as a whole. Duff & Phelps also conducted a premiums paid analysis to derive an implied equity value per share for the Company as a whole.

Comparable Publicly Traded Companies Analysis

In order to assess how the public market values shares of common stock of similar publicly traded companies, Duff & Phelps reviewed market values and certain trading multiples relating to the following selected publicly held companies which Duff & Phelps deemed comparable to the Company:

•	Bluegreen Corporation

•	ILX Resorts

•	Silverleaf Resorts

•	Wyndham Worldwide Corporation

Duff & Phelps analyzed the four selected comparable publicly traded companies that Duff & Phelps, based on its experience in the timeshare industry, considered to be broadly comparable to the Company in terms of investment risks and attributes, as well as services provided and markets served. In this analysis, Duff & Phelps compared the market values and certain trading multiples relating to the selected publicly held companies with the market values and trading multiples relating to the Company.

Multiples were based on closing stock prices as of March 8, 2007. Estimated data for the selected companies were based on publicly available research analysts’ estimates. Duff & Phelps compared, among comparable companies, enterprise values, calculated as public equity value plus net debt (total debt minus unrestricted cash), as multiples of the latest 12 month (“LTM”) revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) and as a multiple of estimated 2007 EBITDA. The range of market trading multiples of the comparable publicly traded companies is set forth below:

Comparable Publicly Traded Companies	Low	Mean	Median	High
Enterprise Value to LTM Revenue	0.91x	1.73x	1.76x	2.49x

Enterprise Value to LTM EBITDA	5.9x	9.1x	8.9x	12.6x

Enterprise Value to 2007E EBITDA	5.1x	7.9x	7.2x	11.4x

Duff & Phelps applied an LTM Revenue multiple range of 1.70x to 1.90x, an LTM EBITDA multiple range of 7.5x to 8.5x, and a 2007 projected EBITDA multiple range of 7.0x to 8.0x to comparable data for the Company in order to derive an implied enterprise value reference range for the Company. Thereafter, Duff & Phelps calculated a range of per share equity values by making certain adjustments, including adjustments to reflect the Company’s net debt and the value of Sunterra Europe, in order to derive an implied equity reference range for the Company and then dividing those amounts by the number of fully diluted shares of the Company. Duff & Phelps then compared this implied per share equity reference range against the per share merger consideration. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share merger consideration of $16.00:

Implied Per Share Equity Reference Range For Sunterra	Per Share Merger Consideration
$11.30 – $15.81	$16.00

Precedent Transactions Analysis

Duff & Phelps conducted a precedent transaction analysis to assess how similar other transactions were valued within the timeshare industry. Using publicly available information, Duff & Phelps reviewed information relating to the following selected acquisitions and announced offers to acquire, which Duff & Phelps deemed relevant to arriving at its opinion:

Acquiror	Target
Fortress Investment Group	Intrawest Corp.

Sunterra Corporation	Poipu Resort Partners LP

Sunterra Corporation	Embassy Vacation Resorts Ka’anapali

Cendant Corp	Trendwest Resorts

Cendant Corp	Equivest Finance, Inc.

Cendant Corp	Fairfield Resorts, Inc.

Equivest Resorts	Peppertree Resorts

Starwood Hotels & Resorts	Vistana, Inc.

Equivest Corp.	Eastern Resorts Corp.

Multiples for the selected transactions were derived from Company management and publicly available financial information at the time of announcement of the relevant transaction. Estimated data for the Company were based on internal estimates of the Company’s management. Duff & Phelps compared enterprise values in the selected transactions as multiples of LTM Revenue and LTM and next year Forward EBITDA. The analysis indicated the following multiples:

Precedent Transactions	Low	Mean	Median	High
Enterprise Value to LTM Revenue	1.32x	1.96x	1.85x	2.70x

Enterprise Value to LTM EBITDA	5.3x	8.9x	8.3x	12.0x

Enterprise Value to Forward EBITDA	4.3x	7.0x	7.9x	9.0x

Based on the foregoing, Duff & Phelps applied an LTM Revenue multiple range of 1.80x to 2.00x, an LTM EBITDA multiple range of 7.5x to 8.5x, and a Forward EBITDA multiple range of 7.0x to 8.0x to comparable data for the Company in order to derive an implied enterprise value reference range for the Company. Thereafter, Duff & Phelps calculated a range of per share equity values by making certain adjustments, including adjustments to reflect the Company’s net debt and the value of Sunterra Europe, in order to derive an implied equity reference range for the Company and then dividing those amounts by the number of fully diluted shares of the Company. Duff & Phelps then compared this implied per share equity reference range against the per share merger consideration. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share merger consideration of $16.00:

Implied Per Share Equity Reference Range For Sunterra	Per Share Merger Consideration
$11.85 – $16.25	$16.00

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Financial forecasts for the Company, including with respect to EBITDA, for fiscal years 2007 through 2011, were based on internal estimates of the Company’s management. These estimates provided by management to Duff & Phelps reflected compound annual growth rates for fiscal years 2007 through 2011 of 8.9% for sales and 13.5% for EBITDA (and EBITDA margins of between 21.5% and 25.4%). Duff & Phelps calculated ranges of estimated terminal values for the Company by multiplying fiscal year 2011 estimated EBITDA by selected multiples ranging from 8.0x to 9.0x. The estimated after-tax free cash flows and terminal values were then discounted to present value using discount rates of 10.0% to 11.0% (based on analyses of weighted average costs of capital for selected comparable publicly traded companies). Using the ranges of EBITDA terminal multiples and discount rates identified above, Duff & Phelps then estimated a range of enterprise values for the Company by adding the present values of estimated aftertax free cash flows for fiscal years 2007 through 2011 and the present value of the estimated terminal values (value of future cash flow from an asset at a particular point in time in the future) as of 2011. Thereafter, Duff & Phelps calculated a range of per share equity values by making certain adjustments, including adjustments to reflect the Company’s net debt and the value of Sunterra Europe, in order to derive an implied equity reference range for the Company and then dividing those amounts by the number of fully diluted shares of the Company. Duff & Phelps then compared this implied per share equity reference range against the per share merger consideration. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share merger consideration of $16.00:

Implied Per Share Equity Reference Range For Sunterra	Per Share Merger Consideration
$10.89 – $16.54	$16.00

Sunterra Europe Valuation Analysis

The Company advised Duff & Phelps that in the absence of the Offer and Merger, the Company would divest the Sunterra Europe operations through a orderly sale of the assets or the entire business on an “as is, where is” basis. The Company had previously reclassified Sunterra Europe as discontinued operations in its financial statements.

Based upon estimates provided by management, Duff & Phelps calculated a range of proceeds available to claims holders following an orderly sale of the assets of Sunterra Europe, which Duff & Phelps assumed would take from one to two years to complete. Duff & Phelps then compared the estimated proceeds to the estimated total claims to determine a range of possible cash recoveries for claims holders. Duff & Phelps then compared the estimated cash recoveries to the amount of claims held by Sunterra to determine a range of possible cash recoveries to Sunterra in such a process. The possible cash recoveries to Sunterra were then discounted to present value to derive the net present value of cash recoveries to Sunterra which Duff & Phelps computed to be between $14.5 million and $34.5 million. Duff & Phelps also compared the estimated proceeds from an orderly sale of the assets of Sunterra Europe to the indications of value for Sunterra Europe that the Company received in its sale process of Sunterra Europe.

Premiums Paid Analysis

Duff & Phelps also reviewed data on premiums paid in cash merger and acquisition transactions relative to market prices of target companies prior to the announcement of such transactions for 176 transactions ranging in deal size between $400 million and $800 million announced since January 1, 2004 and 30 transactions in the hotel, resort and cruise line sector greater than $100 million in deal size announced since January 1, 2004.

	All Industries From 1/1/2004 to 3/2/2007 (Deal size between $400 million and $800 million) Market Premium			Hotel, Resort and Cruise Line Sector (Deal size greater than $100 million) Market Premium
	1-Day	1-Week	1-Month	1-Day	1-Week	1-Month
Mean	14.5%	16.1%	23.9%	15.0%	15.5%	18.5%
Median	12.0%	14.0%	21.0%	16.5%	17.0%	17.5%

Duff & Phelps calculated the implied range of Company share prices based on the Common Stock price as of March 8, 2007 and the mean and median premiums paid for the selected time periods in the selected transactions. The mean and median premiums paid over the price of the acquired companies’ share prices one day, one week and four weeks prior to announcement for the Hotel, Resorts and Cruise Line industry implied an equity value per share of $13.81 and $13.63, $14.09 and $13.91 and $15.04 and $15.17, respectively, as compared to the Transaction Consideration of $16.00 per share.

The mean and median premiums paid over the price of the acquired companies’ share prices one day, one week and four weeks prior to announcement for all industries implied an equity value per share of $13.27 and $13.57, $13.73 and $13.98 and $15.49 and $15.86, respectively, as compared to the Transaction Consideration of $16.00 per share.

Conclusion

Based on the foregoing analyses, Duff & Phelps concluded that the $16.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders (without giving effect to any impact of the proposed Offer and Merger on any particular holder of Shares other than in its capacity as a holder of Shares), as of the date of its opinion.

Fees and Expenses

The Duff & Phelps engagement letter with the Company provided that, for its services, Duff & Phelps was entitled to receive from the Company a fee for its opinion as to the fairness of the merger to the Company’s public stockholders. The engagement letter also provided that Duff & Phelps be reimbursed for its reasonable out-of-pocket expenses and to indemnify Duff & Phelps for its services as a financial advisor to the board of directors. Duff & Phelps is also entitled, pursuant to the terms of a separate engagement, to a contingent fee upon the consummation of a transaction which includes the sale of Sunterra Europe.

Duff & Phelps in the past has provided, is currently providing and may in the future provide services to the Company, for which services Duff & Phelps has received, and expects to receive, compensation.

(c) Intent to Tender.

After reasonable inquiry and to the best knowledge of Sunterra, each executive officer and director of Sunterra who owns Shares intends to tender in the Offer all Shares that each person owns of record or beneficially, other than Shares, if any, that any such persons may have the right to purchase by exercising stock options. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as described below, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Merrill Lynch

Sunterra retained Merrill Lynch as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Merrill Lynch’s engagement, Sunterra has agreed to pay Merrill Lynch for its financial advisory services a contingent fee of approximately $3 million upon consummation of the Offer and the Merger. Sunterra has also agreed to reimburse Merrill Lynch for its reasonable expenses, including attorneys’ fees and disbursements and to indemnify Merrill Lynch and related persons against certain liabilities related to, arising out of or in connection with the Offer and Merger, the engagement of Merrill Lynch or Merrill Lynch’s performance pursuant to its engagement.

Merrill Lynch is currently providing and has, in the past, provided financial advisory and financing services to the Company and its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. The Company has outstanding borrowings under a senior secured working capital facility with Merrill Lynch Mortgage Capital, Inc. which expires in July 2007 which had an aggregate outstanding principal balance of approximately $197 million as of the date of the Merrill Lynch opinion. In addition, Merrill Lynch Mortgage Capital, Inc. is the holder of a warrant to purchase 1,190,148 shares of Common Stock at an exercise price of $14.00 per share which was received in connection with the commitment and closing of the Company’s senior secured working capital facility in July 2002 and expires in July 2007. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the Company’s common stock and other securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Duff & Phelps

Sunterra also retained Duff & Phelps to provide a second fairness opinion in connection with the Offer and the Merger. Pursuant to the terms of Duff & Phelp’s engagement, Sunterra has paid Duff & Phelps $700,000, $200,000 of which was paid upon execution of the engagement agreement and $500,000 of which was paid upon Duff & Phelps informing Sunterra it was prepared to deliver its fairness opinion. In addition, pursuant to the terms of a previous separate engagement with Duff & Phelps with respect to a potential sale of Sunterra Europe, Sunterra has agreed to pay Duff & Phelps a contingent fee of $700,000 upon the consummation of a transaction which includes the sale of Sunterra Europe. Sunterra has also agreed to pay additional fees at standard hourly rates in connection with further presentation of, or disclosures related to, the opinion, and has agreed to reimburse Duff & Phelps for its reasonable expenses. Sunterra has further agreed to indemnify Duff & Phelps and related persons against certain liabilities related to or arising from Duff & Phelps’ engagement, role activities or performance of professional services on Sunterra’s behalf.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On March 2, 2007, the Company granted and issued 25,000 shares of restricted stock to Mr. Krawczyk. The shares were granted pursuant to the terms of his employment as Senior Vice President and Chief Financial Officer, which were approved by the Compensation Committee in June 2006.

Other than set forth above, no transactions in Shares have been effected during the past 60 days by Sunterra or, to the knowledge of Sunterra, by any executive officer, director, affiliate or subsidiary of Sunterra, other than the execution and delivery of the Merger Agreement.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, Sunterra is not currently undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of Sunterra’s securities by Sunterra, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving Sunterra; (iii) any purchase, sale or transfer of a material amount of assets of Sunterra; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Sunterra.

Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, there are no transactions, resolutions of the Board of Directors of Sunterra, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, filed as Exhibits (a)(1) and (a)(2) herewith, is incorporated herein by reference.

Vote Required to Approve the Merger

The Sunterra Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the MGCL. Under Section 3-106 of the MGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, including the issuance of the top-up shares, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer, without a vote by the Company’s stockholders.

State Takeover Laws

Maryland Business Combination Act.    Sunterra is subject to the Maryland Business Combination Act. Pursuant to the Maryland Business Combination Act, a corporation may not engage in any “business combination” with an “interested stockholder” (generally, one who beneficially owns 10% or more of the voting power) or its affiliate for a period of five years after the interested stockholder first becomes an interested stockholder. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and other criteria have been satisfied.

The term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, share exchanges, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions that may benefit an interested stockholder.

These provisions do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. The Sunterra Board has approved the Merger and, accordingly, Purchaser is not an interested stockholder.

Maryland Control Share Acquisition Act.    The Sunterra Board has adopted an amendment to its By-laws, exempting in advance any control share acquisition from the Maryland Control Share Acquisition Act. Such amendment could be rescinded or changed in the future.

The Maryland Control Share Acquisition Act provides that control shares acquired in a control share acquisition have no voting rights except to the extent approved by the stockholders at a special meeting of the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares, or as exempted by a provision contained in the charter or bylaws and adopted at any time before the acquisition of the shares.

The special meeting of stockholders to consider the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition is to be held within 50 days after the date on which the corporation receives a request and a written undertaking to pay the corporation’s expenses of the special meeting delivered by the acquiring person. If the acquiring person does not request a special meeting, the issue of the voting rights to be accorded the shares acquired in the control share acquisition may be presented by the corporation for consideration at any meeting of stockholders.

If voting rights have not been approved for control shares, the corporation may redeem any or all of the control shares within certain periods. In addition, stockholders may be entitled to appraisal rights, as described below in “Appraisal Rights,” if voting rights are approved for certain control share acquisitions.

“Control shares” means shares of stock that would, if aggregated with all other shares of stock of the corporation owned by a person or in respect of which that person is entitled to exercise voting power (except by a revocable proxy), entitle that person, directly or indirectly, to exercise the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power; or a majority or more of all voting power.

“Control Share Acquisition” means the acquisition, directly or indirectly, by any person, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Certain transactions are excluded from the definition of control share acquisition, including the acquisition of shares under a merger, consolidation or share exchange effected under the portions of the MGCL that govern mergers and require board and stockholder approval, if the corporation is a party to the merger, consolidation or share exchange.

Appraisal Rights

Under the MGCL, appraisal rights are available in connection with a consolidation or merger with another corporation. However, no appraisal rights are available to holders of shares of any class of stock if:

•

the stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market;

•

the stock is that of the successor in a merger, unless (1) the merger alters the contract rights of the stock as expressly set forth in the articles of incorporation (or other organizational document of the successor), and such document does not reserve the right to do so, or (2) the stock is to be changed or converted into something other than either stock in the successor or cash, scrip or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor;

•	the stock is generally not entitled to be voted on the transaction or the stockholder did not own the shares on the record date;

•	the charter provides that the holders of stock are not entitled to exercise appraisal rights; or

•	the stock is that of an open-end investment company.

Following the Merger, stockholders who have not tendered their Shares will have the right to demand and receive payment of the fair value of their Shares from the Surviving Corporation. Fair value is determined as of the day Purchaser notifies Sunterra’s stockholders (the “Merger Notice”) that the merger of Purchaser with Sunterra will be effected under the MGCL provisions which permit the merger of a Diamond Resorts corporation and its 90% owned subsidiary without a stockholder vote. The Merger Notice is included in the Offer to Purchase and is deemed given.

A Sunterra stockholder who desires to receive payment of the fair value of his or her Shares, must file with Sunterra a written objection to the merger within 30 days after the Merger Notice is given. Promptly following the filing of the Articles of Merger with the Maryland State Department of Assessments and Taxation (“SDAT”), the Successor must notify each objecting Sunterra stockholder in writing of the date the Articles of Merger were accepted for record by the SDAT. Within 20 days after the Articles of Merger are accepted by the SDAT for record, an objecting Sunterra stockholder must make a written demand on the Successor for payment for the Shares, stating the number of Shares for which the stockholder demands payment. A stockholder who fails to comply with these steps is bound by the terms of the merger.

Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice and certain waiting requirements have been satisfied. Because of am exemption relating to timeshare companies, these requirements do not apply to Purchaser’s acquisition of the Shares in the Offer or to the Merger.

Certain Litigation Matters

In July 2006, three purported stockholder class actions were filed in the United States District Court, District of Nevada, Las Vegas Division against Sunterra and certain of its current and former officers and directors. Plaintiffs in these actions allege that defendants violated Sections 10(b) and 20(a) of the Exchange Act. Plaintiffs purport to represent stockholders who purchased Sunterra common stock between April 15, 2003 and June 22, 2006. The complaints allege that Sunterra’s financial statements did not comply with generally accepted accounting principles and that the Company failed to disclose adverse financial information including that its expenses were materially understated, and its net income was artificially inflated. The complaints seek unspecified monetary damages. Plaintiffs have each sought appointment as lead plaintiff pursuant to the Private Securities Litigation Reform Act; the motions are sub judice. The actions are entitled Sickles v. Sunterra, et. al., C.A. No. 2:06-cv-00877, Kaltman v. Sunterra, et. al., C.A. No. 2:06-cv-00894, and Gonan v. Sunterra, et. al., C.A. No. 2:06-cv-00844.

In addition to the stockholder class action complaints, two purported stockholder derivative actions were filed against certain current and former directors of Sunterra. The first action, entitled Saulo v. Benson, et. al., C.A. No. A525433, was filed in July 2006 in the District Court for Clark County Nevada, and is based on substantially similar allegations as the stockholder class action complaints. Plaintiff alleges claims for breach of fiduciary duty and unjust enrichment. In November 2006, a purported stockholder derivative action entitled

Caruso v. Benson, et. al., C.A. No. 2:06-cv-01428, was filed in the United States District Court, District of Nevada, Las Vegas division. The complaint is based on the same allegations as the class actions and asserts claims for breach of fiduciary duty, unjust enrichment, violations of Section 14(a) of the Exchange Act and the Sarbanes-Oxley Act of 2002, misappropriation of inside information, abuse of control, gross mismanagement, and waste of corporate assets. On January 26, 2007 and February 13, 2007, motions to dismiss based on, inter alia, failure to adequately plead demand futility and lack of personal jurisdiction over certain defendants, were filed in the Saullo and Caruso derivative actions, respectively. Plaintiffs’ responses are due 60 days thereafter and defendants’ replies are due 45 days after the filing of the responses.

On March 9, 2007, counsel for John Caruso, plaintiff in the federal derivative action, sent a letter to Sunterra’s Board complaining about the adequacy of the tender offer; that the Sunterra Board was not sufficiently independent to evaluate the offer because certain of its members are named as defendants in Caruso’s purported shareholder derivative action; and that consummation of tender offer could divest Caruso of standing to maintain his purported derivative action. On March 12, 2007, Caruso filed a complaint entitled Caruso v. Sunterra Corp., et al., Case No. A537559, in the District Court for Clark County, Nevada, purportedly on behalf of Sunterra shareholders, against Sunterra’s current directors. The complaint alleges that Sunterra’s Board breached their fiduciary duties and engaged in self-dealing by not obtaining the highest price for Sunterra’s shareholders and that the tender offer should be enjoined until an auction of the Company is completed at the highest possible price. Caruso further alleges that the Sunterra Board negotiated the transaction in order to avoid the purported personal liability they face in Caruso’s derivative action because that action will be subject to dismissal if the tender offer is consummated. The complaint seeks, among other things, to enjoin the tender offer.

ITEM 9.	EXHIBITS.

(a)(1)	Offer to Purchase, dated March 16, 2007 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(6)	Text of the press release issued by Diamond Resorts, dated March 12, 2007 (incorporated herein by reference to the Schedule TO of Diamond Resorts, Parent and filed on March 12, 2007).

(a)(7)	Text of the press release issued by the Company, dated March 12, 2007 (incorporated herein by reference to the Form 8-K filed on March 12, 2007).

(a)(8)	Letter to Sunterra Employees in Europe (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(9)	Announcement Frequently Asked Questions for Sunterra Employees in Europe (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(10)	Letter to Home Owners Association Board Members in Europe (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(11)	Interactive Voice Response (IVR) Announcement Script for Europe (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(12)	Announcement Frequently Asked Questions for Sunterra Website (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(13)	Invitation Text for Global Conference Call for Sunterra Managers and Morning of Announcement Emails to Sunterra Managers (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(14)	Letter to Club Sunterra Members and Owners (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(15)	Letter to Sunterra Employees in North America (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(16)	Letter to Home Owners Association Board Members in North America (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(17)	Letter to Non-Sunterra Managed Home Owners Association Boards in North America (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(18)	Interactive Voice Response (IVR) Announcement Script for North America (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(19)	Letter to Reservations Holders (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(20)	Announcement Frequently Asked Questions Script for Sunterra Sales Team (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(21)	Sunterra Internal Announcement Questions and Answers (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(22)	Letter from Stephen J. Cloobeck to Sunterra Employees (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(23)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of Sunterra Corporation, dated March 9, 2007 (incorporated herein by reference to Annex A).

(a)(24)	Opinion of Duff & Phelps, LLC to the Board of Directors of Sunterra Corporation, dated March 9, 2007 (incorporated herein by reference to Annex B).

(a)(25)	Letter to stockholders from James A. Weissenborn and John D. Ziegelman, dated March 16, 2007 (included in the mailing to stockholders).

(e)(1)	Agreement and Plan of Merger, dated March 9, 2007, among Diamond Resorts, Purchaser and Sunterra (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(2)	Exclusivity Letter Agreement, dated October 11, 2006 among Diamond Resorts, Sunterra and Colony Capital Acquisition LLC (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(3)	Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(4)	Amendment No. 1, dated January 30, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(5)	Amendment No. 2, dated February 15, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(6)	Amendment No. 3, dated February 22, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(7)

Amendment No. 4, dated March 1, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(8)	Agreement, dated as of September 8, 2006, by and between Sunterra and Mackinac Partners LLC with respect to the provision of interim management services, including the service of James A. Weissenborn as Interim President and Chief Executive Officer of Sunterra.

(e)(9)	Amendment, dated as of February 28, 2007, to the Agreement, dated as of September 8, 2006, by and between Sunterra and Mackinac Partners LLC with respect to the provision of interim management services, including the service of James A. Weissenborn as Interim President and Chief Executive Officer of Sunterra.

(e)(10)	Agreement, dated as of September 8, 2006, by and between Sunterra and Alvarez and Marsal LLC with respect to the provision of interim management services, including the service of Steven Varner as Interim Chief Operating Officer of Sunterra.

(e)(11)	Form of Executive Retention Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (date of event: October 13, 2005)).

(e)(12)	Employment Agreement, dated as of January 24, 2003 between Sunterra and Frederick C. Bauman (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

(e)(13)	Form of Letter under 2007 Retention Bonus Program.

(e)(14)	Form of Letter under 2007 Retention Bonus Program for Sales Employees.

(e)(15)	Form of Indemnification Agreement for Certain Directors and Executive Officers (incorporated herein by reference to Exhibit 10.1 to Form 8-K, filed with the SEC on September 19, 2006).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of March 16, 2007 that the information set forth in this statement is true, complete and correct.

SUNTERRA CORPORATION

By:	/s/ ROBERT A. KRAWCZYK
Name:	Robert A. Krawczyk
Title:	Senior Vice President and Chief Financial Officer

ANNEX A

Global Markets & Investment Banking Group

4 World Financial Center North Tower New York, New York 10080 (212) 449-1000

March 9, 2007

Board of Directors

Sunterra Corporation

3865 W. Cheyenne Ave.

North Las Vegas, NV 89032

Members of the Board of Directors:

We understand that Sunterra Corporation (the “Company”), Diamond Resorts, LLC (the “Parent”) and DRS Acquisition Corp., a newly formed, controlled affiliate of the Parent (the “Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) the Purchaser would commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Shares”) for $16.00 per share, net to the seller in cash (the “Consideration”), and (ii) the Purchaser would be merged with the Company in a merger (the “Merger”), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Parent or any direct or indirect wholly owned subsidiary of the Parent or as to which dissenter’s rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than the Parent and its affiliates.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed certain internal financial statements and other information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

(4)	Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

(8)	Reviewed a draft dated March 9, 2007 of the Agreement; and

(9)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that the representations and warranties of each party contained in the Agreement are true and correct as of the date hereof. We are not rendering any accounting, legal, tax or regulatory advice and have relied upon, without independent verification, the assessment of the Company and its accounting, legal, tax or regulatory advisors with respect to such matters, and we have made no assessment as to the impact, if any, of any ongoing legal or regulatory investigations.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. The Company has outstanding borrowings in the principal amount of approximately $197 million under a senior secured working capital facility with Merrill Lynch Mortgage Capital, Inc. which expires in July 2007. In addition, Merrill Lynch Mortgage Capital, Inc. is the holder of a warrant to purchase 1,190,148 Company Shares at an exercise price of $14.00 per share which was received in connection with the commitment and closing of the Company’s senior secured working capital facility in July 2002 and expires in July 2007. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company; provided that this opinion may be included in its entirety in any Schedule 14D-9 filed by the Company with respect to the Transaction. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than the Parent and its affiliates.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

A-2

ANNEX B

March 9, 2007

Board of Directors

Sunterra Corporation

3865 West Cheyenne Avenue

North Las Vegas, NV 89032

Dear Directors:

Sunterra Corporation (“Sunterra” or the “Company”) has retained Duff & Phelps, LLC (“Duff & Phelps”) to provide an opinion (the “Opinion”) to the Board of Directors (the “Board of Directors”) of the Company, as to the fairness to the stockholders of the Company, from a financial point of view, of the Consideration (defined hereinafter) to be received in the contemplated transaction (the “Proposed Transaction”) (without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

Sunterra, a Maryland corporation, Diamond Resorts, LLC, a Nevada limited liability company (“Diamond” or the “Parent”), and DRS Acquisition Corp., a Maryland corporation and an affiliate controlled by (“Purchaser”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) whereby Purchaser will make a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares (the “Shares”) of common stock, $0.01 par value, of the Company (the “Common Stock”) for $16.00 per Share (the “Consideration”) to be followed by a merger of the Purchaser with and into the Company (the “Merger” and, together with the Offer, the “Proposed Transaction”) for the same consideration.

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regard to the Proposed Transaction included, but was not limited to, the items summarized below.

1.	Conducted meetings and numerous follow-up discussions with senior management of the Company regarding the history, current operations and future outlook of the Company;

2.	Analyzed the historical trading price and trading volume of the Company’s Common Stock;

3.	Reviewed certain publicly available financial statements and other business and financial information of the Company;

4.	Reviewed the Company’s unaudited internally prepared consolidating financial statements, including the financial statements for the fiscal years ended on September 30, 2005 and 2006 and quarterly financial statements for the three months ended December 31, 2005 and 2006;

5.	Reviewed financial projections relating to the Company prepared by the Company for the fiscal years ending September 2007 through 2011, as well as other operating and financial information prepared by management;

6.	Reviewed certain analyses prepared by the Company relating to the Company’s discontinued European operations (“Sunterra Europe”);

7.	Reviewed other operating and financial information provided by Company management;

8.	Reviewed a draft as of March 9, 2007 of the Agreement;

9.	Reviewed with senior management and the Company’s advisors the process undertaken in connection with the Proposed Transaction;

10.	Reviewed publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed reasonably similar to that of the Company;

11.	Reviewed the financial terms of certain business combinations where the target companies were engaged in business we deemed reasonably similar to the Company; and

12.	Considered other information, financial studies, analyses and investigations and financial, economic and market criteria which Duff & Phelps deemed relevant.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. Duff & Phelps has not been engaged to address, nor does this Opinion address, nor should it be construed to address, the relative merits of the Proposed Transaction as compared to other transactions or alternative business strategies that may be available to the Company, or any other related or unrelated transactions by the Company. In rendering this Opinion, Duff & Phelps relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Sunterra and the Company’s management are substantially accurate regarding the Company and the Proposed Transaction. On May 3, 2006 the Company announced that its previously issued financial statements including any related financial information and auditor’s reports should no longer be relied upon. With the Company’s consent, Duff & Phelps has utilized and relied upon the Company’s unaudited, internally prepared financial statements and management reports for the purposes of our Opinion. In addition, the Company has informed Duff & Phelps that it does not intend to operate Sunterra Europe as a going concern.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

B-2

Duff & Phelps has prepared this Opinion effective as of March 9, 2007. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

Duff & Phelps shall receive a fee from the Company in connection with rendering its Opinion, and an additional fee upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse Duff & Phelps for its out-of-pocket expenses and to indemnify it for certain liabilities pursuant to the terms of its engagement letter with respect to this matter.

It is understood that this Opinion is for the information of the Board of Directors in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Proposed Transaction and the Company may summarize or otherwise reference the existence of this Opinion in such documents and Purchaser may reference such Opinion in its filings with the Securities and Exchange Commission provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. This Opinion is not a recommendation as to how any stockholder should act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the Consideration received is the best possible attainable under any circumstances. Instead, it merely states whether the Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Consideration to be received in the Proposed Transaction is fair to the stockholders of the Company from a financial point of view.

Respectfully submitted,

DUFF & PHELPS, LLC

B-3

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated March 16, 2007 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(6)	Text of the press release issued by Diamond Resorts, dated March 12, 2007 (incorporated herein by reference to the Schedule TO of Diamond Resorts, Parent and filed on March 12, 2007).

(a)(7)	Text of the press release issued by the Company, dated March 12, 2007 (incorporated herein by reference to the Form 8-K filed on March 12, 2007).

(a)(8)	Letter to Sunterra Employees in Europe (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(9)	Announcement Frequently Asked Questions for Sunterra Employees in Europe (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(10)	Letter to Home Owners Association Board Members in Europe (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(11)	Interactive Voice Response (IVR) Announcement Script for Europe (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(12)	Announcement Frequently Asked Questions for Sunterra Website (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(13)	Invitation Text for Global Conference Call for Sunterra Managers and Morning of Announcement Emails to Sunterra Managers (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(14)	Letter to Club Sunterra Members and Owners (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(15)	Letter to Sunterra Employees in North America (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(16)	Letter to Home Owners Association Board Members in North America (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(17)	Letter to Non-Sunterra Managed Home Owners Association Boards in North America (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(18)	Interactive Voice Response (IVR) Announcement Script for North America (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(19)	Letter to Reservations Holders (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(20)	Announcement Frequently Asked Questions Script for Sunterra Sales Team (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(21)	Sunterra Internal Announcement Questions and Answers (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(22)	Letter from Stephen J. Cloobeck to Sunterra Employees (incorporated by reference to the Company’s pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(23)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of Sunterra Corporation, dated March 9, 2007 (incorporated herein by reference to Annex A).

(a)(24)	Opinion of Duff & Phelps, LLC to the Board of Directors of Sunterra Corporation, dated March 9, 2007 (incorporated herein by reference to Annex B).

(a)(25)	Letter to stockholders from James A. Weissenborn and John D. Ziegelman, dated March 16, 2007 (included in the mailing to stockholders).

(e)(1)	Agreement and Plan of Merger, dated March 9, 2007, among Diamond Resorts, Purchaser and Sunterra (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(2)	Exclusivity Letter Agreement, dated October 11, 2006 among Diamond Resorts, Sunterra and Colony Capital Acquisition LLC (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(3)	Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(4)	Amendment No. 1, dated January 30, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(5)	Amendment No. 2, dated February 15, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(6)	Amendment No. 3, dated February 22, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(7)	Amendment No. 4, dated March 1, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(8)	Agreement, dated as of September 8, 2006, by and between Sunterra and Mackinac Partners LLC with respect to the provision of interim management services, including the service of James A. Weissenborn as Interim President and Chief Executive Officer of Sunterra.

(e)(9)	Amendment, dated as of February 28, 2007, to the Agreement, dated as of September 8, 2006, by and between Sunterra and Mackinac Partners LLC with respect to the provision of interim management services, including the service of James A. Weissenborn as Interim President and Chief Executive Officer of Sunterra.

(e)(10)	Agreement, dated as of September 8, 2006, by and between Sunterra and Alvarez and Marsal LLC with respect to the provision of interim management services, including the service of Steven Varner as Interim Chief Operating Officer of Sunterra.

(e)(11)	Form of Executive Retention Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (date of event: October 13, 2005)).

(e)(12)	Employment Agreement, dated as of January 24, 2003 between Sunterra and Frederick C. Bauman (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

(e)(13)	Form of Letter under 2007 Retention Bonus Program.

(e)(14)	Form of Letter under 2007 Retention Bonus Program for Sales Employees.

(e)(15)	Form of Indemnification Agreement for Certain Directors and Executive Officers (incorporated herein by reference to Exhibit 10.1 to Form 8-K, filed with the SEC on September 19, 2006).

(g)	None.